Exhibit 2.1

EXECUTION VERSION

PURCHASE AGREEMENT

by and between

ALLSCRIPTS HEALTHCARE, LLC

and

MCKESSON CORPORATION

Dated as of August 1, 2017

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(continued)

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(continued)

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(continued)

		Page

Section 10.8	No Third-Party Beneficiaries	63

Section 10.9	Counterparts; Electronic Signature	63

Section 10.10	Amendment and Modification	64

Section 10.11	Specific Performance	64

Section 10.12	Fees and Expenses	64

Section 10.13	Waivers	64

Section 10.14	No Presumption Against Drafting Party	64

Section 10.15	WAIVER OF JURY TRIAL	64

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TABLE OF ANNEXES

Annex A-1	Certain Definitions

Annex A-2	List of Individuals for the Definition of Knowledge

Annex A-3	Net Working Capital

TABLE OF EXHIBITS

Exhibit A	Withholding Certificate

Exhibit B	Form of Transition Services Agreements

Exhibit C	Form of Confidentiality Agreement

Exhibit D	Form of Intellectual Property Licensing Agreement

Exhibit E-1	Form of Contribution Agreement

Exhibit E-2	Form of Contribution Agreement

TABLE OF SCHEDULES

Seller Disclosure Schedule

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, dated as of August 1, 2017 (this “Agreement”), is entered into by and between McKesson Corporation, a Delaware corporation (“Seller Parent,” and together with U.S. Seller and Canada Seller (each as defined below), “Seller Group”) and Allscripts Healthcare, LLC, a North Carolina limited liability company (“Purchaser”). Capitalized terms used in this Agreement but not otherwise defined will have the meanings set forth in Annex A-1 to this Agreement.

RECITALS

A.    As of the date hereof, Seller Group operates the EIS Business in all material respects through (i) PF2 EIS LLC (the “U.S. Acquired Company”), a Delaware limited liability company and an indirect, wholly-owned subsidiary of Seller Parent and (ii) PF2 Enterprise Information Solutions Canada ULC (the “Canada Acquired Company” and, together with the U.S. Acquired Company, the “Acquired Companies”), an unlimited liability corporation organized under the laws of British Columbia and an indirect, wholly-owned subsidiary of Seller Parent.

B.    PF2 McKesson Technologies Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Seller Parent (“U.S. Seller”), is the holder of all of the outstanding equity interests of the U.S. Acquired Company.

C.    McKesson Financial Holdings Unlimited Company, a company incorporated under the laws of Ireland and an indirect, wholly-owned subsidiary of Seller Parent (“Canada Seller,” and together with the U.S. Seller, the “Sellers”) is the holder of all of the outstanding equity interests of the Canada Acquired Company.

D.    Seller Parent owns the Transferred Domestic Intellectual Property and the Other EIS Assets (collectively, the “Contributed Assets”) that are used or held for use by the EIS Business.

E.    Prior to the Closing, Seller Parent will contribute the Contributed Assets to U.S. Seller, and U.S. Seller will contribute the Contributed Assets to the U.S. Acquired Company, pursuant to the Contribution Agreements (the “Contribution”).

F.    Subject to the terms and conditions set forth herein, Seller Parent wishes to cause Sellers to sell and assign to Purchaser, and Purchaser wishes to purchase and assume from Seller Group, at Closing and following the Contribution, (a) all of the issued and outstanding equity interests in the U.S. Acquired Company (the “U.S. Acquired Company Equity”) from U.S. Seller and (b) all of the issued and outstanding equity interests in the Canada Acquired Company (the “Canada Acquired Company Equity”) from Canada Seller.

G.    In consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows.

ARTICLE I

THE TRANSACTION

Section 1.1    Purchase and Sale of the Purchased Assets; Assumption of Assumed Liabilities.

(a)    Upon the terms and subject to the conditions contained in this Agreement, at the Closing and following consummation of the Contribution, Purchaser will acquire, purchase and accept from Sellers, and Seller Parent will cause Sellers to sell, transfer, convey and deliver to Purchaser for the consideration specified in Section 1.2, all of Seller Group’s right, title and interest, free and clear of all Encumbrances (other than restrictions on transfer arising under applicable securities laws) in and to the U.S. Acquired Company Equity and the Canada Acquired Company Equity (collectively, and together with all assets of the Acquired Companies as of the Closing (including the Contributed Assets), the “Purchased Assets”).

(b)    Purchaser expressly understands and agrees that, following the consummation of the Contribution, the Purchased Assets will not include, and Seller Group will retain, all right title and interest in and to, the properties, assets and rights of any kind, whether tangible or intangible, real or personal, of the Seller Group other than the Purchased Assets (the “Excluded Assets”), including:

(i)    any Technology and Intellectual Property Rights (A) of any member of Seller Group and (B) of any third party, other than, in each case, the Transferred Intellectual Property;

(ii)    the Seller-Retained Trademarks;

(iii)    all Tax assets (including duty and Tax refunds and prepayments) of any member of Seller Group; and

(iv)    any assets directly held by Seller Parent and not primarily used in the operation of the EIS Business, other than the Contributed Assets.

(c)    Purchaser expressly understands and agrees that, effective at the time of the Closing, Purchaser will assume, indirectly through Purchaser’s ownership of the Acquired Companies, all of the Contributed Liabilities and all other liabilities and obligations arising out of or relating to Purchaser’s ownership or operation of the Purchased Assets, including any liability or obligation relating to (i) except to the extent constituting an Excluded Liability, any Taxes imposed on an Acquired Company for any taxable period beginning after the Closing Date and, in the case of any Straddle Period, for the portion of the Straddle Period beginning after the Closing Date; provided, that Transfer Taxes and Property Taxes shall be paid in the manner set forth in Section 5.4(b) and Section 5.4(c) hereof; (ii) the Assumed Retention Bonuses and the Severance Obligations (in each case, subject to Section 5.3(e)); and (iii) all liabilities and obligations arising out of or relating to the Horizon CID to the extent relating to the EIS Business (subject to ARTICLE VIII) (the “Assumed Liabilities”). All other liabilities and obligations of the Seller Group shall be retained by and remain obligations and liabilities of the Seller Group, including the following (the “Excluded Liabilities”):

(i)    any liability or obligation (A) for Taxes of or imposed on any member of Seller Group or any Affiliate thereof (other than the Acquired Companies) for any Taxable Period, (B) any Taxes imposed on an Acquired Company, or for which an Acquired Company may otherwise be liable, as a member of any consolidated, affiliated, combined, unitary or similar group of which either Acquired Company is or has been, on or before the Closing Date, a member (including, without limitation, pursuant to Regulation section 1.1502-6 or any similar provision of state, local or non-US Tax law), and (C) any Taxes imposed on an Acquired Company, or for which an Acquired Company may otherwise be liable, or imposed on or with respect to the Contributed Assets, in each case for any Pre-Closing Tax Period or, in the case of any Straddle Period, for the portion of the Straddle Period ending on and including the Closing Date; provided, that Transfer Taxes and Property Taxes shall be paid in the manner set forth in Section 5.4(b) and Section 5.4(c) hereof; and

(ii)    all liabilities and obligations of the Seller Group to the extent related to the Excluded Assets.

Section 1.2    Consideration.

(a)    As consideration for the Purchased Assets, Purchaser will pay to Seller Parent (or such Seller Parent Subsidiaries designated by Seller Parent), in the manner described herein, an amount equal to $185,000,000 (One Hundred Eighty Five Million Dollars) (the “Initial Purchase Price”), subject to the NWC Adjustment set forth in this ARTICLE I (as so adjusted, the “Purchase Price”). The Purchase Price shall be allocated between the U.S. Acquired Company Equity and the Canada Acquired Company Equity in accordance with Section 1.4(a).

(b)    The “Estimated Closing Payment” will be equal to the Initial Purchase Price (i)(A) increased by the Estimated Net Working Capital Surplus (if any) or (B) decreased by the Estimated Net Working Capital Deficiency (if any), (ii) decreased by the Estimated Indebtedness at Closing, (iii) decreased by the Seller Transaction Expenses and (v) increased by Estimated Cash. The “Final Closing Payment” will be equal to the Initial Purchase Price (i)(A) increased by the Net Working Capital Surplus (if any) or (B) decreased by the Net Working Capital Deficiency (if any), (ii) decreased by the Indebtedness of the Acquired Companies as of Closing, (iii) decreased by the Seller Transaction Expenses and (v) increased by any Cash held by the Acquired Companies as of the Closing, as finally determined in accordance with Section 1.3.

(c)    At least three (3) Business Days prior to the Closing, Seller Parent will prepare and deliver to Purchaser a statement (the “Closing Statement”) setting forth (i) Seller Parent’s good faith estimate of (A) Net Working Capital, (B)(1) the amount (if any) by which Net Working Capital is greater than Target Net Working Capital (the “Estimated Net Working Capital Surplus”) or (B)(2) the amount (if any) by which Net Working Capital is less than Target Net Working Capital (“Estimated Net Working Capital Deficiency”), (C) Indebtedness of the Acquired Companies as of the Closing (the “Estimated Indebtedness”) and (D) any Cash held by the Acquired Companies as of the Closing (the “Estimated Cash”), (ii) the Seller Transaction Expenses and (iii) based upon such estimates and amounts, Seller Parent’s good faith calculation of the Estimated Closing Payment, which Estimated Closing Payment shall be paid at the Closing pursuant to Section 1.2(d).

(d)    At the Closing, Purchaser will:

(i)    pay in cash by wire transfer of immediately available funds, the Estimated Closing Payment to Seller Parent (or such Seller Parent Subsidiaries designated by Seller Parent), to an account or accounts to be specified in a written notice delivered by Seller Parent to Purchaser at least three (3) Business Days prior to the Closing (the “Seller Accounts”);

(ii)    pay in cash by wire transfer of immediately available funds, on behalf of the Acquired Companies, an amount (if any) equal to the Estimated Indebtedness representing Indebtedness for borrowed money set forth in the Closing Statement, in accordance with, and to the accounts of the holders of such Indebtedness specified in, the Closing Statement; and

(iii)    pay in cash by wire transfer of immediately available funds, on behalf of the Acquired Companies, an amount (if any) equal to the Seller Transaction Expenses set forth in the Closing Statement, in accordance with, and to the accounts of the third parties specified in, the Closing Statement.

(e)    Seller Parent will prepare and deliver to Purchaser on or prior to September 1, 2017 a statement setting forth Seller Parent’s calculation of Target Net Working Capital. Prior to the Closing Date, Seller Parent shall provide Purchaser with reasonable access to the books and records of the Acquired Companies to verify the amounts in such calculation and shall consider in good faith any adjustments to the amounts in such calculation supported by the books and records of the Acquired Companies and delivered in writing by Purchaser to Seller Parent within 10 Business Days prior to the Closing (the “Purchaser Target Adjustments”); provided, however, that Seller Parent’s calculation of Target Net Working Capital pursuant to this Section 1.2(e) shall be used for purposes of Seller Parent’s preparation of the Closing Statement and the calculation of the Estimated Closing Payment, whether or not any such Purchaser Target Adjustments suggested by Purchaser are included.

(f)    If any Purchaser Target Adjustments are not mutually resolved as between the parties prior to Seller Parent’s delivery of the Closing Statement pursuant to Section 1.2(c), then Purchaser may in the Post-Closing Statement include such unresolved Purchaser Target Adjustments in Purchaser’s calculation of Target Net Working Capital, and Purchaser’s calculations of the post-Closing Adjustment may take into account the difference between Seller Parent’s calculation of the Target Net Working Capital pursuant to Section 1.2(e) and Purchaser’s calculation after adjusting for such unresolved Purchaser Target Adjustments. Seller Parent shall have the right to dispute Purchaser’s calculation of Target Net Working Capital pursuant to this Section 1.2(f) under the dispute resolution process set forth in Sections 1.3(b) through 1.3(e).

Section 1.3    Post-Closing Adjustment.

(a)    As promptly as practicable after the Closing, but in any event within seventy-five (75) days after the Closing Date, Purchaser will prepare and deliver to Seller Parent a statement (the “Post-Closing Statement”) setting forth Purchaser’s calculation of (i) Net Working Capital, (ii)(A) the amount (if any) by which Net Working Capital is greater than

Target Net Working Capital (the “Net Working Capital Surplus” or (B) the amount (if any) by which Net Working Capital is less than Target Net Working Capital (the “Net Working Capital Deficiency”) (such amount in subsections (ii)(A) or (ii)(B), the “NWC Adjustment”), (iii)(A) the amount (if any) by which Indebtedness of the Acquired Companies at Closing is greater than Estimated Indebtedness or (B) the amount (if any) by which Indebtedness of the Acquired Companies at Closing is less than Estimated Indebtedness (such amount in subsections (iii)(A) or (iii)(B), the “Indebtedness Adjustment”), (iv)(A) the amount (if any) by which Cash held by the Acquired Companies at Closing is greater than Estimated Cash or (B) the amount (if any) by which Cash held by the Acquired Companies at Closing is less than Estimated Cash (such amount in subsections (iv)(A) or (iv)(B), the “Cash Adjustment”) and (v) based on such calculations, Purchaser’s calculation of any adjustment to the Estimated Closing Payment to arrive at the Final Closing Payment (the “Post-Closing Adjustment”) and the Purchase Price.

(b)    Seller Parent may, within thirty (30) days after delivery of the Post-Closing Statement (the “Seller Notice Period”), deliver a notice to Purchaser (i) disagreeing with the calculations in the Post-Closing Statement and setting forth Seller Parent’s calculation of the Net Working Capital, the NWC Adjustment, the Indebtedness Adjustment, the Cash Adjustment, the Purchase Price and any Post-Closing Adjustment or (ii) describing the failure of Purchaser to comply with its obligations under Section 1.3(a) which has resulted in Seller Parent’s inability to determine its agreement or disagreement with the Post-Closing Statement (each such notice in (i) or (ii), a “Notice of Disagreement”). If Seller Parent does not deliver a Notice of Disagreement within the Seller Notice Period, then Seller Parent will be deemed to have agreed to the Post-Closing Statement and the computation of the Purchase Price and Post-Closing Adjustment set forth therein will be final, conclusive and binding on the parties for all purposes hereunder. If Seller Parent delivers a Notice of Disagreement within the Seller Notice Period, Seller Parent shall be deemed to have agreed with all amounts and items contained or reflected in the Post-Closing Statement to the extent such amounts or items are not disputed in the Notice of Disagreement and all such undisputed amounts will be final, conclusive and binding on the parties for purposes of this Section 1.3.

(c)    If Seller Parent delivers a Notice of Disagreement within the Seller Notice Period, Purchaser and Seller Parent, during the thirty (30) days following such delivery, will use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the final Purchase Price and Post-Closing Adjustment. If the parties so resolve all disputes, the computation of the Purchase Price and Post-Closing Adjustment agreed upon by the parties will be final, conclusive and binding on the parties for purposes of this Section 1.3.

(d)    If Seller Parent delivers a Notice of Disagreement within the Seller Notice Period, and Purchaser and Seller Parent are unable to reach an agreement on the disputed items or amounts within the thirty (30)-day period described in Section 1.3(c), the parties will engage an independent accountant to be agreed upon by Purchaser and Seller Parent (the “Independent Accountant”), to review this Agreement and the disputed items or amounts for the purpose of calculating the final Purchase Price and Post-Closing Adjustment (it being understood that, in making such calculation, the Independent Accountant will function as an expert and not as an arbitrator). In making its calculation of the final Purchase Price and Post-Closing Adjustment, the Independent Accountant (A) will apply the accounting and related standards contemplated by the definitions in this Agreement, including the definitions of “Net Working Capital,” “NWC Adjustment”, “Indebtedness Adjustment” and “Cash Adjustment,” (B) will consider only those items or amounts in the Post-Closing Statement as to which Seller Parent identifies in the Notice of Disagreement and any amounts that are directly impacted thereby and (C) will not assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser or Seller Parent or less than the smallest value for such item assigned by Purchaser or Seller Parent. The Independent Accountant will deliver to Purchaser and Seller Parent, as promptly as practicable (but in any event within forty-five (45) days after the date of engagement of the Independent Accountant), a report setting forth its calculation of the final Purchase Price and Post-Closing Adjustment. The Independent Accountant’s calculation of the final Purchase Price and Post-Closing Adjustment will be final, conclusive and binding on the parties for all purposes hereunder. The fees, costs, and expenses of the Independent Accountant’s review and report will be allocated to and borne (i) by Purchaser if the difference between the Final Post-Closing Adjustment and the calculation of the Post-Closing Adjustment set forth in the Post-Closing Statement is greater than the difference between the Final Post-Closing Adjustment and the calculation of the Post-Closing Adjustment set forth in the Notice of Disagreement, (ii) by Seller Parent if the first such difference is less than the second such difference and (iii) otherwise equally by Purchaser and Seller Parent.

(e)    The Final Closing Payment determined in accordance with Section 1.3(b), (c) and (d) shall be final, conclusive and binding for purposes of this Section 1.3. The Post-Closing Adjustment determined in accordance with Section 1.3(b), (c) and (d) (the “Final Post-Closing Adjustment”) shall be final, conclusive and binding for purposes of this Section 1.3.

(f)    If the Final Closing Payment is greater than the Estimated Closing Payment, Purchaser will promptly, and in no event later than three (3) Business Days after determination of the Final Closing Payment and the Final Post-Closing Adjustment in accordance with this Section 1.3, pay to Seller Parent (or such Seller Parent Subsidiaries designated by Seller Parent) an amount equal to the Final Post-Closing Adjustment, by wire transfer of immediately available funds to the Seller Accounts.

(g)    If the Final Closing Payment is less than the Estimated Closing Payment, Seller Parent will promptly, and in no event later than three (3) Business Days after determination of the Final Closing Payment and the Final Post-Closing Adjustment in accordance with this Section 1.3, pay (or cause to be paid) to Purchaser an amount equal to the Final Post-Closing Adjustment, by wire transfer of immediately available funds to an account specified by Purchaser.

Section 1.4    Allocation of Purchase Price; Withholding.

(a)    Allocation of Purchase Price.    Within sixty (60) days following the determination of the Final Closing Payment pursuant to Section 1.3, Seller Parent shall provide to Purchaser a schedule (the “Allocation Schedule”) allocating the final Purchase Price (plus the Assumed Liabilities, to the extent properly taken into account under Section 1060 of the Code) among (i) the assets and properties of the U.S. Acquired Company, (ii) the assets and properties of the Canada Acquired Company, and (iii) the covenants of Seller Parent in Section 5.8 and Section 5.9. The Allocation Schedule shall be prepared in accordance with Section 1060 of the

Code; provided, that the aggregate amount allocated to and among the assets and properties of the Canada Acquired Company shall be equal to the sum of (x) $1,000,000.00 and (y) the aggregate amount of the Assumed Liabilities which are liabilities of the Canada Acquired Company, to the extent properly taken into account under Section 1060 of the Code (such amount, the “Canada Allocation Amount”). If Purchaser does not provide notice of disagreement to Seller Parent within thirty (30) days of receiving the Allocation Schedule, the Allocation schedule shall be binding as the final Allocation Schedule (the Allocation Schedule, as finalized pursuant to this Section 1.4(a), the “Final Allocation Schedule”). If Purchaser provides notice of disagreement to Seller Parent within such 30-day period, Seller Parent and Purchaser shall discuss in good faith Purchaser’s disagreement and, if Seller Parent and Purchaser resolve such disagreements within thirty (30) days (or such longer period as agreed between the parties) of Purchaser receiving the Allocation Schedule, the Allocation Schedule shall be revised to reflect such resolution and as so revised shall be the Final Allocation Schedule. If Seller Parent and Purchaser are unable to resolve such disagreements within such thirty (30) days (or such longer period as agreed between the parties), each of Seller Parent and Purchaser shall be entitled to allocate the final Purchase Price among the assets described in clauses (i), (ii) and (iii) above in the manner it determines in its sole discretion, and neither party shall have any liability to the other with respect to such allocations; provided, however, that, each of Seller Parent and Purchaser in all events shall allocate to and among the assets and properties of the Canada Acquired Company the Canada Allocation Amount (and only the Canada Allocation Amount). The parties agree (and agree to cause each of their respective Affiliates) to utilize the allocation set forth in any Final Allocation Schedule for all Tax purposes, including the filing of all Tax Returns and in the course of all Tax-related proceedings, unless otherwise required by applicable Law pursuant to a Final Determination in connection therewith.

(b)    Withholding.    Purchaser will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it may be required to deduct and withhold under the Code or any applicable provision of state, local or non-U.S. Tax Law; provided, however, in the event Purchaser determines it is, or may be, required to deduct or withhold any amounts from the amount paid to Seller Group in exchange for the Purchased Assets, prior to any such deduction or withholding, Purchaser will consult with Seller Parent in good faith reasonably in advance regarding such determination and the parties will use commercially reasonable efforts and will cooperate with each other to avoid or otherwise mitigate any requirement to withhold or deduct any amounts from the consideration payable hereunder; provided, further, that in the event the parties are unable to agree regarding the applicability of any such requirement or the required actions in respect of avoiding or mitigating any such requirement, Purchaser will be entitled to deduct and withhold the amount as may be required by the Code or any applicable provision of state, local or non-U.S. Tax Law. To the extent that any amounts are so withheld and paid over by Purchaser to the applicable Taxing Authority, the withheld amounts will be treated for all purposes of this Agreement as having been paid to the party in respect of which such amounts are withheld.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER PARENT

Except as set forth in the corresponding sections or subsections of the disclosure schedule attached hereto (each section of which will be deemed to qualify any other section or subsection of this ARTICLE II to which the matter relates, so long as the applicability of such matter to such section is reasonably apparent on its face (the “Seller Disclosure Schedule”); it being understood that the inclusion of any information in any section of the Seller Disclosure Schedule or other document delivered by Seller Group pursuant to this Agreement will not be deemed to be an admission or evidence of the materiality of such item, nor will it establish a standard of materiality for any purpose whatsoever), Seller Parent hereby represents and warrants to Purchaser that the following statements in this ARTICLE II are true and correct as of the date of this Agreement and the Closing Date (or, if made as of a specified date, only as of such date):

Section 2.1    Organization and Qualification.

(a)    Each member of Seller Group is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of its jurisdiction of incorporation or formation. Each member of Seller Group has all requisite power and authority to own, lease and operate its respective properties and carry on its respective business as each is currently conducted, and each is duly qualified to do business in each jurisdiction in which a failure to so qualify would result in a Material Adverse Effect.

(b)    Each of the U.S. Acquired Company and the Canada Acquired Company (i) is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of its jurisdiction of incorporation or formation and (ii) has all requisite power and authority to own, lease and operate its respective properties and carry on its respective business as is currently conducted, and (iii) is duly qualified to do business in each jurisdiction in which a failure to so qualify would result in a Material Adverse Effect.

Section 2.2    Capitalization; Subsidiaries.

(a)    The U.S. Acquired Company Equity and the Canada Acquired Company Equity represent all of the issued and outstanding shares of or other voting securities of, or ownership interests in, the U.S. Acquired Company and the Canada Acquired Company, respectively. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Acquired Companies. The U.S. Acquired Company Equity and the Canada Acquired Company Equity are legally and beneficially owned by the U.S. Seller and the Canada Seller, respectively, free and clear of any Encumbrance.

(b)    The outstanding U.S. Acquired Company Equity and the Canada Acquired Company Equity is duly authorized, validly issued and fully paid, and there are no outstanding subscriptions, warrants, options, puts, calls, convertible or exchangeable securities or other commitments or Contracts (other than this Agreement) pursuant to which the U.S. Acquired Company or the Canada Acquired Company is or may become obligated to issue, sell, purchase, return or redeem any equity interest, or otherwise relating to either of its issued or unissued capital stock, other securities or memberships, other than as set forth on Section 2.2 of the Seller Disclosure Schedule. Neither the U.S. Acquired Company nor the Canada Acquired Company holds or beneficially owns any direct or indirect equity, ownership or similar interest in any Person, or any subscriptions, options, warrants, rights, calls, convertible securities or other agreements or commitments for any interest in any Person.

Section 2.3    Authority.    Seller Parent has delivered to Purchaser true, correct and complete copies of the Limited Liability Company Agreement and Certificate of Formation and Certificate of Incorporation and Articles, and similar organizational documents, as applicable, of the U.S. Acquired Company and the Canada Acquired Company (collectively, the “Acquired Company Organizational Documents”). The Acquired Company Organizational Documents are in full force and effect. Seller Parent has made available to Purchaser all minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders, the board of directors (or other similar body) of the Acquired Companies. The execution, delivery and performance by Seller Parent of this Agreement and any other Transaction Document to which it is a party, and the consummation of the Transactions as contemplated hereby or thereby, have been duly and validly authorized, or prior to the execution thereof, will be duly and validly authorized, by all necessary corporate action on the part of Seller Parent and Seller Parent has all necessary corporate power and authority to perform its obligations under this Agreement and the other Transaction Documents to which it is a party. This Agreement has been, and each other Transaction Document to which any member of Seller Group is or, at the Closing, will become a party will be, duly and validly executed and delivered by Seller Group and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute, the valid, legal and binding obligations of Seller Group, enforceable against Seller Group in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies.

Section 2.4    No Conflict; Required Consents and Approvals.

(a)    The execution, delivery and performance by the Seller Group of this Agreement and any other Transaction Document to which any member of the Seller Group is or will be a party, and the consummation of the Transactions by Seller Group, do not, after giving effect to the necessary resolutions to be passed by the Seller Group and the Acquired Companies: (i) conflict with or violate the operating agreement, articles of organization, certificate of incorporation or bylaws or equivalent organizational documents of any member of Seller Group; (ii) assuming compliance with the matters referred to in Section 2.4(b), materially conflict with or violate any applicable Law; (iii) except as set forth on Section 2.4(a) of the Seller Disclosure Schedule, result in a material breach of, or constitute a material default (or an event that, with notice or lapse of time or both, would become a material breach of default) under, require material, non-ordinary course payments pursuant to the terms of, require any consent of or notice to any Person pursuant to, or give to others any right of termination, amendment, modification, acceleration or cancellation of or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any of the Purchased Assets or other assets of the EIS Business pursuant to, any Material Contract or Acquired Company Permit.

(b)    Except as set forth on Section 2.4(b) of the Seller Disclosure Schedule, the execution, delivery and performance by Seller Group of this Agreement and any other Transaction Document to which a member of the Seller Group is or will be a party, and the consummation by each member of the Seller Group of the Transactions, require no consents, waivers, authorizations, Orders or Permits, or approvals of, or filings, declarations or registrations with, or other action by or in respect of, any Governmental Entity, other than (i) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the termination or expiration of the waiting period required thereunder, or any other Antitrust Laws and (ii) compliance with any applicable requirements of any applicable securities Laws, whether federal, state, provincial or foreign.

Section 2.5    Compliance with Applicable Law; Permits.

(a)    Solely with respect to the EIS Business and since March 31, 2014: (i) Seller Group and the Acquired Companies are and have been in compliance in all material respects with all Laws; (ii) none of the Acquired Companies and no member of Seller Group has received any written (or, to the Knowledge of Seller Parent, oral) notice or Order, or to the Knowledge of Seller Parent, a threatened claim, that any Acquired Company or any member of Seller Group is in material violation of any applicable Law; and (iii) no Acquired Company and no member of Seller Group has received any written (or, to the Knowledge of Seller Parent, oral) notice of, and there has not occurred, is not pending and, to the Knowledge of Seller Parent, is not threatened in writing, any investigation or review by any Governmental Entity regarding a violation of any applicable Law.

(b)    The U.S. Acquired Company and the Canada Acquired Company are and have been in possession of all Permits necessary for the ownership and operation of the EIS Business as currently conducted (the “Acquired Company Permits”), except where a failure to possess such permits would not be material to the EIS Business. Seller Group and each Acquired Company is and has been in material compliance with all Acquired Company Permits. No member of Seller Group and no Acquired Company has received any written notice of, and there has not occurred, and to the Knowledge of Seller Parent, there is not threatened, any suspension, cancellation, modification, revocation or nonrenewal of any Acquired Company Permit that would be material to the EIS Business.

(c)    Notwithstanding anything herein to the contrary, the representations and warranties contained in Section 2.5(a)(i) will not apply with respect to: (i) compliance with applicable Laws with respect to employee, labor and employee-benefits matters, which is exclusively addressed in the representations and warranties contained in Section 2.7 and Section 2.8, as applicable; (ii) compliance with applicable Laws with respect to intellectual property matters, which is exclusively addressed in the representations and warranties in Section 2.9; (iii) compliance with applicable Laws with respect to data privacy matters, which is exclusively addressed in the representations and warranties in Section 2.17; and (iv) compliance with applicable Laws with respect to healthcare regulatory compliance matters, which is exclusively addressed in the representations and warranties in Section  2.18.

Section 2.6    Litigation.    Since January 1, 2014, (a) there is and has been no material Action pending, or to the Knowledge of Seller Group, threatened in writing against or affecting, or any outstanding Order against, the EIS Business, any of the assets or properties of the EIS Business, the Contributed Assets or any of the EIS Employees in their capacity as directors or officers of any member of the Seller Group; (b) no Acquired Company or member of the Seller Group has received any written communication or, to the Knowledge of the Seller Group, oral communication that any Action by any Governmental Entity with respect to the EIS Business is pending or threatened; and (c) there is and has been no Order by or before any Governmental Entity imposed (or, to the Knowledge of the Seller Group, threatened to be imposed) upon the Seller Group (to the extent related to the EIS Business) or the Acquired Companies or their respective assets or properties, by or before any Person. As of the date of this Agreement, there is no Action against the Seller Group or any Acquired Company pending or, to the Knowledge of the Seller Group, threatened in writing, or any outstanding Order, which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions.

Section 2.7    Employee Benefits.

(a)    List of Employee Plans.    Section 2.7(a)(i) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all Acquired Company Employee Plans. Section 2.7(a)(ii) of the Seller Disclosure Schedule sets forth, as of the date hereof, a true, complete and correct list of all material Seller Employee Plans. For purposes of this Agreement, “Seller Employee Plan” means each employee benefit plan, including, but not limited to, (x) each “employee benefit plan” as defined in Section 3(3) of ERISA and (y) all employee benefit plans, policies, agreements or arrangements providing compensation or benefits of any kind, including compensation, employment, bonus or other incentive compensation, option, share purchase, restricted share, or other equity or equity-based compensation, deferred compensation, vacation or paid leave, fringe benefit, loans, salary continuation, group health or individual health, dental, medical, life insurance, survivor benefits, educational assistance plans, retiree medical or life insurance, supplemental retirement, severance, retention, change in control, consulting, termination or other benefit plan, policy, program, agreement, contract or arrangement, in each case covering any current or former EIS Employee. Except as set forth on Section 2.7(a)(i) of the Seller Disclosure Schedule, the Acquired Companies do not have any liability with respect to any Seller Employee Plans that will be liabilities of any Acquired Company after Closing. No Seller Employee Plan is maintained primarily for the benefit of EIS Employees. Except as set forth on Section 2.7(a)(iv) of the Seller Disclosure Schedule, no Acquired Company Employee Plan is subject to applicable Laws outside of the United States.

(b)    Acquired Company Employee Plans and Seller Employee Plan Summaries and Documents Made Available.    Seller Parent has made available to Purchaser true, correct and complete copies or summaries of the material benefits provided to EIS Employees under any Seller Employee Plan. With respect to Acquired Company Employee Plans, Seller Parent has made available to Purchaser true, correct and complete copies of the following documents with respect to each of the Acquired Company Employee Plans, to the extent applicable: (i) any material plans and related trust documents, insurance contracts and any other Contract relating to the funding arrangements, investment, or administration of such Acquired Company Employee Plan, and all material amendments thereto; (ii) the most recent Form 5500s filings and all schedules thereto, if applicable; (iii) the most recent actuarial valuation report (if any); (iv) the most recent IRS determination, advisory or opinion letter (if any); and (v) the most recent summary plan descriptions., together with any summary of material modifications thereto; and (vi) the three most recent annual compliance tests under Sections 401(a)(4), 410(b), 415 and 416 of the Code, with respect to any such Acquired Company Employee Plans intended to be qualified under Section 401(a) of the Code.

(c)    Multiemployer, Title IV and Other Funded Plans.    No Acquired Company Employee Plan is and none of the Acquired Companies has within the past six (6) years had any liabilities or obligations (including any liabilities or obligations on account of an ERISA Affiliate) with respect to (i) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (ii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which Seller Parent or any of its ERISA Affiliates could incur Liability under Section 4063 or 4064 of ERISA, (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a plan that is subject to Title IV of ERISA or Section 412 of the Code or (v) a “funded welfare plan” within the meaning of Section 419 of the Code and no member of the Seller Group nor any ERISA Affiliate of a Seller Group member has or had any obligations within the past six (6) years with respect to a plan referred to in each of clauses (i) through (v), in any event with respect to which it is reasonably likely Purchaser would have any Liability following the Closing.

(d)    Retiree Welfare, Severance and Change of Control Plans.    Except as provided in Section 2.7(d)(i) of the Seller Disclosure Schedule, no Acquired Company Employee Plan or Seller Employee Plan provides for or promises, retiree medical, retiree disability, retiree life insurance or other retiree welfare benefits to any EIS Employee or any dependent or beneficiary thereof, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or other applicable Law. The Acquired Companies do not have any liability (including any material liability on account of an ERISA Affiliate) with respect to any failure to comply with Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA that will be liabilities of any Acquired Company after Closing. Except as provided in Section 2.7(d)(ii) of the Seller Disclosure Schedule, neither the execution of this Agreement and the other Transaction Documents nor the consummation of the Transactions (whether alone or together with or upon the occurrence of any additional or subsequent events) will constitute an event under any Acquired Company Employee Plan or Seller Employee Plan that will or would reasonably be expected to result in any payment (including severance or termination pay) or any acceleration, vesting, increase, funding (including the segregation of assets to fund) or provision of benefits thereunder, in each case, to any EIS Employee (or any dependent or beneficiary thereof).

(e)    Compliance with Law.    With respect to each Acquired Company Employee Plan and except as would not result in any Liability to Purchaser, (i) each Acquired Company Employee Plan and Seller Employee Plan has been established, maintained and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code when applicable; and (ii) all employer contributions to each such plan required by Law or by the terms of such Acquired Company Employee Plan and Seller Employee Plan have been made. Except as would not result in any Liability to Purchaser, there are no Actions or claims (other than routine claims for benefits in the normal course) pending or, to the Knowledge of Seller Parent, threatened, anticipated or expected to be asserted with respect to any Acquired Company Employee Plan, any Seller Employee Plan or any related trust or other funding medium thereunder or involving any EIS Employee.

(f)    Determination Letters.    No Acquired Company Employee Plan is intended to be qualified under Section 401(a) of the Code. Each Seller Employee Plan that is intended to be qualified under Section 401(a) of the Code is, to Seller Parent’s Knowledge, so qualified and has received a timely favorable determination, advisory and/or opinion letter from the IRS or has timely applied for such favorable determination, advisory and/or option letter that the Acquired Company Employee Plan or Seller Employee Plan is so qualified and the related trust is so tax exempt.

(g)    Section 280G.    The Transactions will not constitute a “change in ownership or control” within the meaning of Section 280G of the Code and the Regulations.

Section 2.8    Labor and Employment Matters.

(a)    List of EIS Employees.    Section 2.8(a) of the Seller Disclosure Schedule lists (i) as of July 21, 2017, each EIS Employee and such EIS Employee’s unique identifying number, work location, employing entity, title or position, date of hire, base salary or wage rate, any amount of current accrued vacation, target bonus under Seller Parent’s Management Incentive Plan, classification (i.e. exempt or not exempt) and status (e.g., part-time, full-time, seasonal or temporary) and (ii) as of July 27, 2017, each contractor providing services to the EIS Business (“EIS Contractor”); provided, that, to the extent applicable privacy or data protection Laws would prohibit the disclosure of certain personally identifiable information without the individual’s consent or Governmental Entity authorization, Seller Parent will provide such information in de-identified form in compliance with applicable Laws.

(b)    EIS Employees.    All services necessary to continue, in all material respects, the conduct of the EIS Business in the same manner as currently conducted, and as currently planned to be conducted, by the Seller Group prior to the Closing are provided as of the date hereof by the EIS Employees and the EIS Contractors set forth on Section 2.8(a) of the Seller Disclosure Schedule or will be provided pursuant to the Transition Services Agreements.

(c)    At-Will Employment.    Except as provided in Section 2.8(c) of the Seller Disclosure Schedule, all EIS Employees who are employed in the United States are employed on an at-will basis.

(d)    Compliance with Laws.    Solely with respect to the EIS Business, Seller Group and each Acquired Company is and has been, since June 30, 2014, in material compliance with all applicable Laws regarding labor and employment, including, by way of example, those related to employment practices, terms and conditions of employment, wages and hours (including calculation and payment of overtime and other compensation), classification of individuals as “exempt” or “non-exempt”, classification as an employee or independent contractor (and Seller Parent has not received any notice from any Governmental Entity disputing such classification), leaves of absence, collective bargaining, equal opportunity, immigration, the collection and withholding of employment-related Taxes, occupational health and safety, and workers’ compensation.

(e)    Unions; Labor Relations.    Solely with respect to the EIS Employees, no member of Seller Group, nor any EIS Employee, is a party to or covered by any collective bargaining agreement, shop agreement, works council agreement, or similar labor union or collective agreement and no such agreement is presently being negotiated and, to the Knowledge of Seller Parent, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a labor union or other representative relating to any EIS

Employee. There are no strikes, slowdowns, work stoppages, pickets, similar job actions, lockouts, arbitrations, grievances or other labor disputes involving any of the EIS Employees pending or, to the Knowledge of Seller Parent, threatened.

(f)    WARN Act.    Solely with respect to the EIS Employees, Seller Group and each Acquired Company is in material compliance with the Worker Adjustment and Retraining Notification Act of 1988 (29 USC § 2101), as amended, and any other applicable Laws regarding redundancies, reductions in force, mass layoffs, and plant closings (collectively, the “WARN Act”) and, as of the date hereof, has no liabilities pursuant thereto.

Section 2.9    Intellectual Property.

(a)    Registered Intellectual Property.    Section 2.9(a) of the Seller Disclosure Schedule contains a complete and accurate list of all Registered Intellectual Property, in each case listing, as applicable, (i) the name of the applicant/registrant and/or current owner, (ii) the jurisdiction where the application/registration is located (and, for Domain Names, the applicable registrar), (iii) the application or registration number, (iv) the filing date and / or issuance / registration / grant date (to the extent available) and (v) the prosecution status. None of the Patents included in the Registered Intellectual Property has been or is now involved in any reissue or any interference, reexamination, or opposition proceeding in the U.S. Patent and Trademark Office or any corresponding foreign patent office elsewhere that has been served on Seller or any of its Subsidiaries and, to the Knowledge of Seller Parent, no such action has been threatened. All of the material Registered Intellectual Property (other than applications that have not yet issued) is subsisting, enforceable, valid and in full force and effect.

(b)    Ownership.    On the date of this Agreement, Seller Parent is the owner of the Transferred Domestic Intellectual Property, and the U.S. Acquired Company is the owner of the EIS Owned Intellectual Property, other than the Transferred Domestic Intellectual Property. At the Closing and following the consummation of the Contribution and the execution of the Transition Services Agreement and the Intellectual Property License Agreement, the U.S. Acquired Company and the Canada Acquired Company will, together, be the owners of all of the EIS Owned Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances), and to the Knowledge of Seller Parent, except as disclosed in Section 2.9(b) of the Seller Disclosure Schedule, will have valid right to use all other Intellectual Property Rights used in the EIS Business. No member of Seller Group has received any written notice or claim alleging that any other Person has any claim of legal or beneficial ownership with respect to the EIS Owned Intellectual Property.

(c)    Trade Secrets.    Since January 1, 2014, Seller Group has used commercially reasonable efforts to enforce policies requiring all current and then-current EIS Employees and all current and then-current EIS Contractors whose job duties include or included access to Trade Secrets or other confidential or non-public information of the EIS Business to execute appropriate confidentiality agreements, and Seller Group has obtained written and enforceable Intellectual Property Rights assignments from all current EIS Employees and EIS Contractors who are materially involved in the development of the EIS Owned Intellectual Property. Seller Group has obtained written and enforceable invention assignment agreements from all current and former inventors listed on Patents included in EIS Owned Intellectual

Property with respect to the applicable Patents. Seller Group has taken commercially reasonable steps to protect and preserve the confidentiality of the confidential or non-public information and Trade Secrets included in the EIS Owned Intellectual Property and to enforce policies requiring all current and former EIS Employees and all current and former EIS Contractors whose job duties include or included access to Trade Secrets included in the EIS Owned Intellectual Property to execute appropriate confidentiality agreements.

(d)    Intellectual Property Agreements.

(i)    Section 2.9(d)(i) of the Seller Disclosure Schedule sets forth a complete and correct list of all material Inbound License Agreements except for any (A) non-disclosure agreements entered into the ordinary course of business that have been made available to Purchaser or do not materially vary from terms of forms of non-disclosure agreements that have been made available to Purchaser, and (B) Contracts for Open Source Software or Commercially Available Technology.

(ii)    Section 2.9(d)(ii) of the Seller Disclosure Schedule sets forth a complete and correct list of all material Outbound License Agreements except for any (A) non-disclosure agreements entered into the ordinary course of business that have been made available to Purchaser or do not materially vary from terms of forms of non-disclosure agreements that have been made available to Purchaser, and (B) licenses granted in the ordinary course of business to customers of any Company Offering.

(e)    Infringement Matters.    The operation of the EIS Business, as such business is currently conducted, does not infringe, misappropriate or otherwise violate, nor since January 1, 2014 has the operation of the EIS Business infringed, misappropriated, or otherwise violated, any Intellectual Property of any Person. Except as may be disclosed on Section 2.9(e) of the Seller Disclosure Schedule, since January 1, 2014, no member of Seller Group has received any written notice, or to the Knowledge of Seller Parent any other notice, that alleges that Seller Group’s conduct of the EIS Business has infringed or misappropriated the Intellectual Property Rights of any Person with respect to EIS Owned Intellectual Property.

(f)    Infringement by Third Parties.    To the Knowledge of Seller Parent, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any EIS Owned Intellectual Property owned or purported to be owned by any member of the Seller Group. Since January 1, 2014, no member of Seller Group has instituted any Action against any Person with respect to infringement, misappropriation or other violation of any EIS Owned Intellectual Property owned or purported to be owned by any member of the Seller Group that is material to the operation of the EIS Business in substantially the same manner as operated by the Seller Group on the date of this Agreement.

(g)    Company Offerings.    Section 2.9(g) of the Seller Disclosure Schedule includes a complete and accurate list of the material Company Offerings.

(h)    Open Source Software.    To the Knowledge of Seller Parent, Section 2.9(h) of the Seller Disclosure Schedule contains a complete and accurate list of (i) all Open Source Software used in the Company Offerings specified in Section 2.9(h) of the Seller Disclosure

Schedule in any manner, including any material Software that is distributed under a Copyleft License and used in such Company Offerings; (ii) descriptions of the Company Offerings in which such item of Open Source Software is used; and (iii) the applicable license for each such item of Open Source Software. Except as may be disclosed on Section 2.9(h) of the Seller Disclosure Schedule, the Seller Group and each Acquired Company is in material compliance with the terms and conditions of all licenses for the Open Source Software used in the EIS Business, and have not used such Open Source Software in such a way that would obligate the Seller Group or any Acquired Company under the terms of such licenses to distribute, license or make available to any third party the source code of any of the Company Offerings (other than the applicable Open Source Software itself).

(i)    No Defects.    The EIS Business employs industry standard methods for the intake, categorization, tracking and resolution of defects in the EIS Software reported by customers or discovered by the EIS Business in the testing or use of the EIS Software. To the Knowledge of the Seller Group, no EIS Software contains any “virus” or any other code detectable by industry-standard anti-virus software and designed or intended to have, or capable of: (x) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (y) damaging or destroying any data or file without the user’s consent.

(j)    Source Code.    Other than as disclosed in Section 2.9(j) of the Seller Disclosure Schedule, the Seller Group and each Acquired Company has not disclosed, delivered, licensed, or made available to any escrow agent or other Person, agreed to disclose, deliver, license or make available to any escrow agent or other Person, any source code for any of the Company Offerings, except for disclosures to employees, contractors, or consultants under Contracts that prohibit use or disclosure except in the performance of services to any member of the Seller Group or any Acquired Company.

(k)    No Impact on EIS Owned Intellectual Property.    Neither the execution and delivery or effectiveness of this Agreement (or any Transaction Document), the performance of the Seller Group’s obligations under this Agreement, consummation by the Seller Group of the Transactions or any Transaction Document) will, with or without notice or lapse of time, result in, or give any Person the right or option to: (i) declare or cause a loss of, Encumbrance on or the forfeiture or termination of, or give rise to a right of forfeiture or termination of any EIS Owned Intellectual Property (including any grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any EIS Owned Intellectual Property); or (ii) require additional payment obligations by any Acquired Company, or the consent of any other Person, in order for any Acquired Company to use or exploit the EIS Owned Intellectual Property to the same extent as any Acquired Company was permitted before the date hereof.

Section 2.10    Taxes.    Except as may be disclosed on Section 2.10 of the Seller Disclosure Schedule:

(a)    All income and other material Tax Returns required to be filed by each of the Acquired Companies have been timely filed, and all such Tax Returns are complete and correct in all material respects. Neither of the Acquired Companies is the beneficiary of any extension of time within which to file any Tax Return that has not yet been filed. Neither of the Acquired Companies has received a written notice of a claim by a Taxing Authority in a jurisdiction where such Acquired Company does not presently file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)    All Taxes shown to be payable on the Tax Returns described in Section 2.10(a) have been paid.    No Tax Return filed by either Acquired Company has been examined or closed.

(c)    There are no Encumbrances for Taxes upon any of the assets of the Acquired Companies or the Contributed Assets (other than Permitted Encumbrances).

(d)    Each of the Acquired Companies has at all times been properly disregarded as an entity separate from its owner for U.S. federal income tax purposes, and for applicable state and local income Tax purposes, from the time of its formation through the Closing, and no election pursuant to Regulations Section 301.7701-3(g) has been or will be made to treat either of the Acquired Companies for U.S. federal income tax purposes as an association taxable as a corporation. Neither of the Acquired Companies is liable for the Taxes of another Person as successor or transferee, by Contract, or otherwise. Neither of the Acquired Companies has filed Tax Returns as a member of any consolidated, affiliated, combined, unitary or similar group.

(e)    There are no Tax rulings, requests for rulings or closing agreements relating to Taxes for which either Acquired Company may be liable that could affect materially the liability for Taxes of an Acquired Company for any Taxable Period ending after the Closing Date. Neither of the Acquired Companies will be required to include or accelerate the recognition of any item of income, or exclude or defer any deduction or other tax benefit, in each case in a Taxable Period (or portion thereof) after the Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to the Closing.

(f)    None of the Purchased Assets owned by any member of the Seller Group that is non-resident of Canada (within the meaning of the Income Tax Act (Canada)) are “taxable Canadian property” (within the meaning of the Income Tax Act (Canada)). None of the assets of the Canada Acquired Company are “United States real property interests” (within the meaning of Section 897(c) of the Code).

(g)    Each Acquired Company has duly and timely withheld or collected the proper amount of any material Taxes required by Law to be withheld or collected (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any Person not resident in Canada for purposes of the Income Tax Act (Canada)) and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required to be remitted by it.

(h)    Notwithstanding anything to the contrary in this Agreement, this Section 2.10, Section 2.7, Section 2.8, Section 2.16(a), the first paragraph of Section 2.16(b) (solely insofar as it relates to actions described in Section 4.2(j)), and Section 2.16(b)(v) contain the only representations and warranties by Seller Parent in this Agreement relating to Tax matters.

Section 2.11    Material Contracts.

(a)    Section 2.11(a) of the Seller Disclosure Schedule sets forth a list of all Contracts described in subsections (i) through (xiv) below and to which the EIS Business or any of the Acquired Companies is bound (each, a “Material Contract” and collectively, the “Material Contracts”):

(i)    any Contract relating to any material Encumbrance (other than Permitted Encumbrances) primarily relating to the EIS Business or the Transferred Intellectual Property;

(ii)    any Contract with any labor union or other representative of EIS Employees (including any collective bargaining agreement);

(iii)    any material Contract that includes any sale, assignment or transfer of any EIS Owned Intellectual Property;

(iv)    any Contract that is required to be disclosed pursuant to Section 2.9(d)(i) or Section 2.9(d)(ii) above;

(v)    any Contract (A) that expressly restricts the ability of the EIS Business to compete in any material respect with any Person or in any geographic area (or that would limit in any material respect the ability of the EIS Business to compete after the Closing), including any Contract containing any non-competition provision or any customer Contract containing any non-solicitation (excluding non-solicitation of employees) provision; (B) containing any so-called “most favored nation” provision or any similar provision requiring an Acquired Company to offer a Person any terms, conditions or concessions that are at least as favorable as those offered to one or more other Persons; (C) providing for “exclusivity” under which an Acquired Company is restricted with respect to sales, purchasing, distribution, licensing, marketing or development; or (D) containing provisions obligating any Acquired Company to purchase or obtain a minimum amount or volume of any product or service from any Person (for the avoidance of doubt, this clause (D) does not include “tiered pricing” provisions);

(vi)    any joint venture, partnership, limited liability company agreements or similar Contracts (however named) and agreements with respect to the acquisition or disposition of any business, assets or securities outside the ordinary course of business, or any equity or debt investment in or any loan to any Person;

(vii)    any Contract with a Significant Business Partner, other than (A) Contract supplements or purchase orders with sales of less than $500,000 in fiscal 2016 or fiscal 2017 and (B) Contract supplements or purchase orders for Significant Business Partners who were the 16th through 25th largest customers of the EIS Business for fiscal 2016 or fiscal 2017 (provided, that an omitted Contract supplement or purchase order pursuant to this clause (vii) shall be considered a Material Contract for purposes of Section 2.11(b), excluding the first sentence thereof);

(viii)    any Contract relating to Indebtedness other than (A) intercompany indebtedness between the U.S. Acquired Company and the Canada Acquired Company and (B) intercompany indebtedness by and between or among members of Seller Group that will be settled prior to or at Closing in Cash;

(ix)    any Contract between any Acquired Company and Change Healthcare and any Contract relating to the EIS Business between a member of the Seller Group and Change Healthcare;

(x)    any Contract entered into on or after January 1, 2014 involving any resolution or settlement of any actual or threatened proceeding or investigation by or before any Governmental Entity, or any other arbitration, mediation, or similar proceeding;

(xi)    any Contract for the employment, engagement or severance of any EIS Employee or other Person on a full-time or part-time basis involving (A) annual payments in excess of $125,000, (B) payment of any severance, retention, change in control, acceleration or similar payments or cash or other compensation or benefits with a value in excess of $125,000 directly as a result of the execution of this Agreement or the other Transaction Documents or the completion of the Transactions (whether or not such bonuses or payments do not become payable until the occurrence of a termination of employment or the occurrence of any other event or circumstance that may occur after the consummation of the Transactions) or (C) restrict the ability of the Acquired Companies to terminate the employment of any EIS Employee at any time for any lawful reason or for no reason without material Liability (including severance obligations);

(xii)    any Contract entered into with a federal Governmental Entity (other than contracts with U.S. Department of Veterans Affairs hospitals or other similar entities on commercial terms);

(xiii)    except as otherwise disclosed in the Seller Disclosure Schedule pursuant to another clause of this Section 2.11(a), any Contract or series of related Contracts (other than Contracts with customers) involving payments received or made in excess of $2.5 million in the aggregate during the fiscal year ended March 31, 2017 or reasonably expected to involve such amount during the fiscal year ending March 31, 2018; and

(xiv)    any Contract a breach of which would result in a Material Adverse Effect.

(b)    Seller Group has made available true, complete and correct copies of each Material Contract to Purchaser. Each of the Material Contracts constitutes the valid and legally binding obligation of the members of the Seller Group or the Acquired Companies, as applicable, and, to the Knowledge of Seller Parent, each other party thereto, enforceable in all material respects (subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies). There is no material breach or material default under any Material Contract by any member of Seller Group or an Acquired Company or, to the Knowledge of Seller Parent, by any other party thereto. Except as set forth in Section 2.11(b) of the Seller Disclosure Schedule, since January 1, 2015, none of the members of the Seller Group or the Acquired Companies, as applicable, has received written notice from any party to a Material Contract relating to: (A) any termination or cancellation of any Material Contract (excluding any notice of nonrenewal or expiration in accordance with its terms) or (B) any past, present or future material breach or material default under any Material Contract, or granted to any third party any material rights, adverse or otherwise, that would constitute a material breach of any Material Contract.

Section 2.12    Financial Information.

(a)    A complete and accurate copy of the Financial Information is attached as Section 2.12(a) of the Seller Disclosure Schedule. Except as set forth in Section 2.12(a) of the Seller Disclosure Schedule, the Financial Information is true and fair and was prepared in accordance with the books, records, and accounting principles and practices of Seller Group and based on Seller Group’s materiality thresholds, provided, that (A) the Financial Information only includes balance sheets and statements of operations as of the dates and for the periods indicated therein, (B) does not include footnotes and (C) was not prepared on a stand-alone basis and does not reflect all stand-alone costs of doing business nor reflect all corporate overhead expenses.

(b)    Except as set forth in Section 2.12(b) of the Seller Disclosure Schedule, the Acquired Companies do not have any Liability (or set of related Liabilities) in excess of $500,000 except (i) Liabilities disclosed, reflected, accrued or reserved against in the Financial Information, (ii) Liabilities incurred in the ordinary course of business since the Balance Sheet Date and (iii) Seller Transaction Expenses incurred pursuant to this Agreement and the other Transaction Documents, including the Contribution Agreements.

(c)    Seller Parent maintains with respect to the EIS Business a system of internal accounting controls designed to provide reasonable assurances regarding the reliability of financial reporting, including that (i) transactions are executed in accordance with management’s general or specific authorizations, and (ii) transactions are recorded as necessary to permit materially correct preparation of the Financial Information, and to maintain reasonably accurate accountability for its assets.

(d)    All trade receivables of the Acquired Companies (including all trade receivables reflected in the Financial Information and all trade receivables that have arisen since the Balance Sheet Date (except such trade receivables as have been collected)), have arisen from bona fide transactions in the ordinary course of business consistent with the past practices of the Acquired Companies. Such trade receivables represent valid and enforceable claims in accordance with the contractual terms pursuant to which they were invoiced. All accounts payable of the Acquired Companies arose in the ordinary course of business consistent with past practices. Since the Balance Sheet Date, all current assets and current liabilities have been managed by the Acquired Companies in the ordinary course of business consistent with past practices (including the collection of accounts receivable and payment of accounts payable and other liabilities).

Section 2.13    Tangible Assets.    The Acquired Companies have good and valid title to all tangible assets used (or otherwise purported to be owned) by the Acquired Companies in the conduct of the EIS Business as currently conducted (or acquired after the date hereof), free and clear of all Encumbrances (except Permitted Encumbrances). All tangible assets of the EIS Business have been maintained in all material respects in accordance with generally accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are suitable and adequate for continued use in substantially the same manner in which they are presently being used.

Section 2.14    Sufficiency.    Upon the consummation of the Contribution, the rights, title, and assets owned by or licensed to the Acquired Companies, along with Commercially Available Technology, Intellectual Property Rights, Technology, assets and services being provided to the Acquired Companies and Purchaser under the Transaction Documents, will be sufficient for, and include all tangible and intangible property and assets necessary for, Purchaser and its Subsidiaries to continue, in all material respects, the conduct of the EIS Business as of the Closing in substantially the same manner as conducted immediately prior to Closing. For the avoidance of doubt, the foregoing representation and warranty is not a representation or warranty regarding infringement of third-party Intellectual Property Rights and any such representation and warranty is set forth exclusively in Section 2.9(e) above. Upon the consummation of the Contribution, none of the Seller Group or their Affiliates holds any assets that are primarily used in the EIS Business or any customer contract of the EIS Business.

Section 2.15    Real Property.    The Acquired Companies do not own any real property used in or relating to the EIS Business. Section 2.15 of the Seller Disclosure Schedule sets forth (a) all real property subject to leases (including inter-company leases or subleases of real property owned by members of the Seller Group) used by the EIS Business and (b) such leases (such real property, the “Leased Properties”, and such leases or subleases, the “Leases”). The Acquired Companies have good and valid title to the leasehold estate in all Leased Properties to the extent such Leased Properties are used in the conduct of the EIS Business by the Acquired Companies, and each Lease is in full force and effect. None of the members of Seller Group, the Acquired Companies or, to the Knowledge of Seller Parent, any other counterparty, is in material default under any of the Leases. Seller Parent has made available to Purchaser true, correct and complete copies of the Leases.

Section 2.16    Absence of Changes.

(a)    Except as set forth on Section 2.16(a) of the Seller Disclosure Schedule, since the Balance Sheet Date, (i) there has been no Material Adverse Effect and (ii) except for entry into this Agreement (and any other Transaction Documents) and any steps taken in connection with the Contribution, the EIS Business has been operated in the ordinary course of business in all material respects.

(b)    Except as set forth on Section 2.16(b) of the Seller Disclosure Schedule and except for the negotiation, execution, delivery and performance of this Agreement and the other Transaction Documents, since the Balance Sheet Date, neither Seller Parent nor any of its Subsidiaries have taken any action described in Section 4.2 that if taken after the date hereof and prior to the Closing without the prior written consent of Purchaser would violate such provision and there has not been any:

(i)    damage, destruction or other casualty, whether or not covered by insurance, materially affecting the EIS Business;

(ii)    transaction or commitment made, or Contract entered into, binding the Seller Group or any Acquired Company, or termination or amendment of any Contract to which the Seller Group or any Acquired Company is bound, in either case, that is material to the EIS Business, other than transactions, commitments, Contracts, terminations or amendments made in the ordinary course of business;

(iii)    sale or other disposition of material assets of the EIS Business other than in the ordinary course of business;

(iv)    cancellation, compromise, settlement, waiver or release (x) of any Action (or a series of related Actions) involving the EIS Business other than in the ordinary course of business and (y) involving an amount in excess of $5.0 million in the aggregate;

(v)    other than as done in the ordinary course of business consistent with past practices or as may be required by the terms of an existing Seller Employee Plan, Acquired Company Employee Plan or collective bargaining agreement, or as may be required by applicable Law or in order to maintain its qualification under Sections 401 and 501 of the Code or to provide for the effects of Section 409A of the Code, (A) increase in the compensation or benefits of any EIS Employee or other service provider, (B) grant of any new severance or termination rights to any EIS Employee or other service provider (C) establishment, adoption, entrance into, amendment or termination of any Acquired Company Employee Plan or, with respect to any EIS Employee, collective bargaining agreement or (D) grant of any equity or equity based awards to any EIS Employee or other service provider;

(vi)    surrender, termination, withdrawal, cancellation, transfer or modification of any Permit held by any member of Seller Group that has materially and adversely affected Seller Group’s ability to conduct the EIS Business; or

(vii)    agreement, whether in writing or otherwise, to do any of the foregoing.

Section 2.17    Privacy and Data Security.

(a)    Since January 1, 2015, the Acquired Companies and Seller Group (to the extent relating to the EIS Business) have complied in all material respects with (i) the applicable provisions of the Privacy Laws and (ii) all material contractual requirements including material “business associate” requirements or “subcontractor business associate” requirements relating to the privacy, publicity, data protection and processing of Personal Information (the foregoing privacy and security requirements collectively referred to as the “Privacy Commitments”). The EIS Business’ products and services are capable of being used in a manner that is compliant in all material respects with the Privacy Commitments. The EIS Business has adopted, and has in the past and is currently in material compliance with, written privacy and security and compliance policies and procedures.

(b)    Since January 1, 2015, to the Knowledge of the Seller Group, the Acquired Companies and the Seller Group (to the extent related to the EIS Business) have complied in all material respects with all contractual and fiduciary obligations relating to the privacy, publicity, data protection and processing of Personal Information. Since January 1, 2015, the Acquired Companies and the Seller Group (to the extent related to the EIS Business) have employed commercially reasonable efforts to comply with all of its privacy and security policies and notices and the internal rules, policies and procedures established by the Acquired Companies or the Seller Group (to the extent related to the EIS Business) (collectively, the “Privacy Policies”).

(c)    The Acquired Companies and the Seller Group (to the extent related to the EIS Business) have taken commercially reasonable measures to ensure that Personal Information is protected against loss, theft and against unauthorized access, use, modification, disclosure, or other misuse. Except as set forth in Section 2.17(c) of the Seller Disclosure Schedule, none of the Acquired Companies or members of the Seller Group (to the extent related to the EIS Business) has experienced or reported any incident in which any Personal Information was subject to an unauthorized access, use, modification, disclosure or other misuse which would constitute a “Breach” of “Unsecured Protected Health Information,” as such terms are defined at 45 C.F.R. § 164.402, or any use, disclosure, access or acquisition of “Protected Health Information” as such term is defined at 45 C.F.R. § 160.103, in violation of HIPAA, HITECH or the HIPAA Rules, that would trigger a requirement to notify any Governmental Entity, or that otherwise has resulted in, or would reasonably be expected to result in a material Liability of any Acquired Company.

(d)    With respect to the information technology and computer systems (including information technology and telecommunication hardware, communications networks and data centers) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information (including Personal Information) whether or not in electronic format, primarily used by the EIS Business (the “IT Systems”): (i) there have been no successful unauthorized intrusions or breaches of the security thereof except as would not reasonably be expected to be material to the EIS Business, (ii) there has not been any material malfunction thereof that has not been remedied or replaced in all material respects, or any material unplanned downtime or service interruption thereof, (iii) the EIS Business has, to the Knowledge of the Seller Group, implemented or is in the process of implementing commercially reasonable measures in accordance with industry practice to protect the confidentiality, integrity and security of its servers, systems, sites, circuits, networks and other computer and telecommunications assets and equipment (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, in conformance with applicable industry practices, including without limitation security patches or security upgrades that are generally available therefor, and (iv) to the Knowledge of the Seller Group, no third party providing technology services to the EIS Business has failed to meet any material service obligations. The EIS Business has implemented or is in the process of implementing reasonable backup and recovery technology processes consistent with industry standard practices. The Seller Group (to the extent relating to the EIS Business) has established and is in material compliance with an information security program that: (w) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of EIS Business data and Personal Information; (x) is designed to protect against unauthorized access to the IT Systems and Personal Information of the EIS Business; (y) satisfies the Privacy Laws and Privacy Commitments; and (z) includes breach notification policies and procedures to provide notice to Persons regarding information security incidents involving acquisition, access, loss, theft, use or disclosure of Personal Information in an unauthorized manner.

Section 2.18    Healthcare Regulatory Compliance.    Except as set forth in Section 2.18(a) of the Seller Disclosure Schedule, the Acquired Companies, the Seller Group (to the extent related to the EIS Business) and each director, officer and employee of the Seller Group (to the extent related to the EIS Business) and the Acquired Companies have complied in all material respects with the requirements of all applicable Healthcare Laws material to the EIS Business. None of the Acquired Companies or members of the Seller Group (to the extent related to the EIS Business) are, or have been since January 1, 2015, the subject of any pending or, to the Knowledge of Seller Parent, threatened Action by the Food and Drug Administration (the “FDA”), or any other Governmental Entity with respect to any alleged violation of any Healthcare Law. None of the Acquired Companies or members of the Seller Group (to the extent related to the EIS Business), nor any officer or director of the EIS Business, EIS Employee, EIS Contractor, or agent of the EIS Business is currently, has been, or has used the services of, or made available to its customers the services of, any Person convicted of any crime, debarred under the provisions of 21 U.S.C. §§ 335a(a) or (b), or excluded from participation in any Government Health Care Program pursuant to 42 U.S.C. § 1320a-7 or any implementing regulations thereto. None of the Acquired Companies or members of the Seller Group (to the extent related to the EIS Business) are a party to, nor do they have any reporting obligations pursuant to, a corporate integrity agreement, a settlement agreement, consent decree or plan of correction or other remedial measure entered into with any Governmental Entity (other than a Governmental Entity in its capacity as a customer).

(b)    None of the Acquired Companies or members of the Seller Group (to the extent related to the EIS Business) participate in, are authorized to bill, or have directly claimed or received reimbursement from any Government Health Care Program or from any other third party payor program. None of the Acquired Companies or members of the Seller Group (to the extent related to the EIS Business) employ or contract with any physicians or other healthcare professionals to provide professional healthcare services requiring a license or accreditation under any Healthcare Law.

(c)    None of the Acquired Companies or members of the Seller Group (to the extent related to the EIS Business) has received from FDA any written notice, including any findings of deficiency, findings of non-compliance, warning, untitled, or “It Has Come to Our Attention” letters, Form FDA 483s, mandatory FDA recalls, field notifications, safety alerts, corrections or removals, seizures or other compliance or enforcement actions initiated, issued, requested or threatened relating to the EIS Business or any of its products, and has disclosed all reportable voluntary recalls to FDA since January 1, 2015. All products marketed by the EIS Business, where required, are being marketed under and consistent with valid 510(k) clearances, de novo authorizations or PreMarket Approval (PMA) applications.

Section 2.19    Significant Business Partners.    Section 2.19 of the Seller Disclosure Schedule sets forth a list (along with the applicable amount) of (i) the twenty-five (25) largest customers of the EIS Business for the fiscal years ended March 31, 2016 and March 31, 2017, based on the aggregate Dollar amount of revenue of Seller Group that is allocable to the EIS Business by such customer during such fiscal year and (ii) the ten (10) largest suppliers to the EIS Business for the fiscal years ended March 31, 2016 and March 31, 2017, based on the aggregate Dollar amount of expense recorded by Seller Group for such supplier allocable to the EIS Business during such fiscal year (collectively, the “Significant Business Partners”).

Section 2.20    Brokers.    Except for Goldman, Sachs & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Seller Group or the Acquired Companies.

Section 2.21    No Other Representations or Warranties.    Except for the representations and warranties expressly set forth in this Agreement and in the other Transaction Documents: (i) neither Seller Group nor any other Person makes any representation or warranty (whether express or implied) on behalf of any member of Seller Group or any of its respective Representatives in connection with this Agreement or the other Transaction Documents or the Transactions, and (ii) Seller Group hereby disclaims any such representation or warranty, express or implied, oral or written, including any implied warranty or representation as to condition, value, merchantability, non-infringement, validity, completeness, fitness or suitability for any specific purpose, or as to future revenue, profitability or success of the EIS Business or the Acquired Companies, notwithstanding the delivery or disclosure to Purchaser or its employees, agents or representatives of any materials, documentation or other information during the course of due diligence or any auction or negotiation process (including information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports). Notwithstanding the foregoing or anything to the contrary herein, the provisions of this Section 2.21 shall not, and shall not be deemed or construed to, waive or release any claims for fraud.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to Seller Group that the following statements in this ARTICLE III are true and correct as of the date of this Agreement and the Closing Date (or, if made as of a specified date, only as of such date):

Section 3.1    Organization and Qualification.    Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of North Carolina and has all requisite powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 3.2    Authority.    Purchaser (and each Purchaser Designee, if any) has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is, or is specified to be, a party and to consummate the Transactions as contemplated hereby and thereby, and Purchaser has all necessary corporate power and authority to perform its obligations under this Agreement and the other Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions as contemplated hereby or thereby, have been duly and validly authorized, or prior to the execution thereof, will be duly and validly authorized, by all necessary corporate action on the part of Purchaser (and each Purchaser Designee, if any), that is party hereto or thereto. This Agreement has been and each other Transaction Document to which Purchaser (and each Purchaser Designee, if any) is or, at the Closing, will become a party will be duly and validly executed and delivered by Purchaser (and each Purchaser Designee, if any) and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute, the valid, legal and binding obligations of Purchaser (and each Purchaser Designee, if any), enforceable against Purchaser (and each Purchaser Designee, if any), in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies.

Section 3.3    No Conflict; Required Consents and Approvals.

(a)    The execution, delivery and performance by Purchaser (and each Purchaser Designee, if any) of this Agreement and each of the Transaction Documents to which it is or will be a party and the consummation of the Transactions do not and will not: (i) conflict with or violate the operating agreement, articles of organization, certificate of incorporation or bylaws or equivalent organizational documents of Purchaser (or such Purchaser Designee, if any); (ii) assuming compliance with the matters referred to in Section 3.3(b), materially conflict with or violate any applicable Law; or (iii) result in a material breach of, constitute a material default (or an event that, with notice or lapse of time or both, would become a material breach or default) under or require any consent of any Person pursuant to, or give to others any right of termination, amendment, modification, acceleration or cancellation of, any Contract or permit of Purchaser (or such Purchaser Designee, if any).

(b)    The execution, delivery and performance by the Purchaser (and each Purchaser Designee, if any) of this Agreement and any Transaction Documents to which it is or will be a party and the consummation by Purchaser (and each Purchaser Designee, if any) of the Transactions require no consents, waivers, authorizations, Orders or Permits, or approvals of, or filings, declarations or registrations with, or other action by or in respect of, any Governmental Entity, other than (i) compliance with any applicable requirements of the HSR Act, including the termination or expiration of the waiting period required thereunder, or any other Antitrust Laws; and (ii) compliance with any applicable requirements of any applicable securities Laws, whether federal, state, provincial or foreign.

Section 3.4    Brokers.    No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

Section 3.5    Financing.    The Purchaser has available, and on the Closing Date will have available, sufficient funds, available lines of credit or other sources of immediately available funds to (i) pay the Purchase Price at the Closing, and (ii) pay any and all fees and expenses, and satisfy all other payment obligations, required to be paid or satisfied by Purchaser pursuant to this Agreement.

Section 3.6    Securities Law Matters.    Purchaser acknowledges that it has conducted and is relying solely upon its own independent review and analysis and, based thereon, has formed an independent judgment concerning the value of the Purchased Assets and the EIS Business, including the U.S. Acquired Company Equity and the Canada Acquired Company Equity. Purchaser has been afforded the opportunity to obtain information necessary to verify the accuracy of any such information or of any representation or warranty made by Seller Parent herein or to otherwise evaluate the merits of the Transactions. Each of Purchaser and its representatives has the expertise, knowledge and experience in financial and business matters to enable it to utilize the information made available to it in connection with the Transactions, to evaluate the merits and risks of the Transactions, and to make an informed decision with respect thereto and such an evaluation and informed decision has been made. Purchaser can by virtue of its financial situation afford to bear the economic risk of the Transactions. Purchaser is an “accredited investor” (as such term is defined in Rule 501(h) under the Securities Act and as such term is defined in the National Instrument 45-106 under the Securities Act (British Columbia)). Purchaser represents and warrants that it is acquiring the EIS Business pursuant to the terms and conditions of this Agreement for Purchaser’s own account and for investment purposes only and not with a view towards, and Purchaser has no present intention, agreement or arrangement regarding, the distribution, transfer, assignment, resale or subdivision of the EIS Business. With respect to any estimate, projection, budget or forecast delivered by or on behalf of Seller Parent or any of its Subsidiaries to Purchaser, Purchaser acknowledges that (a) there are uncertainties inherent in attempting to make such estimates, projections, budgets and forecasts and (b) Purchaser is aware that actual results may differ materially.

Section 3.7    Litigation.    As of the date of this Agreement, there is no Action against Purchaser pending or, to the knowledge of Purchaser, threatened in writing, or any outstanding Order, which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions.

Section 3.8    No Other Representations or Warranties.    Except as expressly set forth in this ARTICLE III, Purchaser hereby disclaims any other representations or warranties, express or implied, whether made by Purchaser or any of its Representatives with respect to this Agreement or the transactions contemplated hereunder.

Section 3.9    Acknowledgement of Seller Parent Representations and Warranties.    Purchaser (and each Purchaser Designee, if any) acknowledges that, except for the representations and warranties contained in ARTICLE II and in the other Transaction Documents, it is not relying on any representation or warranty (whether express or implied) by or on behalf of any member of Seller Group or any of its respective employees, agents or representatives in connection with the this Agreement, any other Transaction Documents or the Transactions, notwithstanding the delivery or disclosure to Purchaser (and each Purchaser Designee, if any) or its employees, agents or representatives of any materials, documentation or other information during the course of due diligence or any auction or negotiation process (including information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports). Notwithstanding the foregoing or anything to the contrary herein, the provisions of this Section 3.9 shall not, and shall not be deemed or construed to, waive or release any claims for fraud.

ARTICLE IV

COVENANTS PENDING CLOSING

Section 4.1    Conduct of Business.    Except (a) as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (b) as otherwise expressly contemplated by this Agreement, or (c) as set forth in Section 4.1 of the Seller Disclosure Schedule, during the period from the date hereof and continuing until the earlier of (i) the termination of this Agreement in accordance with the terms hereof and (ii) the Closing, Seller Parent will (A) cause the EIS Business to be operated in the ordinary course of business and consistent with past practice; (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with the EIS Business (including by using commercially reasonable efforts to preserve its assets and Technology and relationships with its customers and suppliers), and retain the services of its present executive officers; and (C) maintain in full force and effect substantially the same levels of coverage of insurance with respect to the assets operations and activities of the EIS Business as are in effect as of the date of this Agreement.

Section 4.2    Restrictions on Conduct of Business.    Without limiting the generality or effect of the provisions of Section 4.1 but subject to the exceptions set forth in clauses (a) through (c) of Section 4.1, during the period from the date hereof and continuing until the earlier of (i) the termination of this Agreement in accordance with the terms hereof and (ii) the Closing, Seller Parent will not, and will cause its Subsidiaries to not, directly or indirectly, do, propose to any third party to do (other than proposals to Purchaser for the purpose of seeking consent to do), cause or permit any of the following (solely with respect to the EIS Business or to the extent the EIS Business is affected):

(a)    amend or otherwise change the certificates of incorporation or bylaws or equivalent governing documents of (i) Sellers, in each case to the extent such amendment or change would prevent, materially delay or materially impede the consummation of the Transactions, or (ii) the Acquired Companies;

(b)    declare, set aside for payment or pay any non-cash dividend on, or any other non-cash distribution in respect of, the U.S. Acquired Company Equity or the Canada Acquired Company Equity;

(c)    incur or assume any Indebtedness other than in the ordinary course of business consistent with past practice or in excess of $3.5 million in the aggregate;

(d)    assign, transfer, lease, sell, pledge, license, dispose of or otherwise subject to any Encumbrance (other than any Permitted Encumbrance) any of the Purchased Assets except declaring, setting aside or paying any cash dividend on, or making any other distribution of Cash;

(e)    settle or pay any Action (or series of related Actions) involving the EIS Business or the ownership or use of the Purchased Assets, other than settlements that (i) involve the matters referred to in Section 8.2(a)(vii) of the Seller Disclosure Schedule or (ii) involve payments or Liabilities not in excess of $3.5 million in the aggregate (which, for the avoidance of doubt, shall not limit amounts for settlements pursuant to the foregoing clause (i)); provided, that, in the case of clauses (i) and (ii), (A) any such settlements provide for a full release of all Liabilities related to such Action, do not include non-monetary remedies and do not provide for any admission of Liability on behalf of the Acquired Companies or the EIS Business and (B) all payments required in connection therewith are made prior to the Closing;

(f)    other than changes required by applicable Law or the terms of any Acquired Company Employee Plan or Seller Employee Plan in effect as of the date hereof or otherwise in the ordinary course of business consistent with past practice, (i) increase the compensation (including, without limitation, base salary, wages, bonuses, incentive compensation, pension, severance or termination pay) payable or to become payable to any EIS Employee whose position is a director or higher (other than retention payments or benefits under a Seller Employee Plan for which Purchaser will have no liability, but excluding the retention bonuses in effect on the date hereof), (ii) increase or accelerate the vesting of any benefits provided under, or pay or award any payment or benefit not required as of the date hereof by, an Acquired Company Employee Plan to any EIS Employee whose position is a director or higher, or (iii) establish, adopt, amend or terminate any Acquired Company Employee Plan;

(g)    (1) terminate the employment of any EIS Employee other than as a result of poor performance or for cause, or (2) transfer the employment of any individual who is not an EIS Employee to an Acquired Company;

(h)    solely with respect to any EIS Employees, (i) take any action that would reasonably be expected to constitute a plant closing or mass layoff within the meaning of, or otherwise trigger notice to any EIS Employee or compensation to any EIS Employee under the WARN Act or (ii) recognize any union, works council or other similar employee representative;

(i)    enter into, amend or terminate any Material Contract, other than (1) Contracts with customers or suppliers in the ordinary course of business consistent with past practice, (2) agreements with Change Healthcare or amendments or modifications made with respect to any Change Healthcare Agreements, so long as (x) entered into by the parties on an arms’-length basis and (y) such agreements, amendments or modifications do not adversely affect the EIS Business, and (3) Material Contracts entered into, renewed or extended automatically pursuant to the terms of the existing Material Contracts;

(j)    (1) prepare or file any Tax Return inconsistent with past practice or, on any Tax Return, take any position, make, revoke or change any Tax election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods; (2) settle or compromise any Tax liability, or enter into any closing agreement or similar arrangement with respect to Taxes; (3) file any amended

Tax return; or (4) surrender any right to claim a Tax refund, offset or other reduction in Tax liability; in each case, other than any such action that (x) is required by applicable Law, (y) is taken in the ordinary course of business consistent with past practice or (z) would not materially increase the liability of Purchaser or any Acquired Company for Taxes for any taxable period beginning after the Closing Date or, in the case of any Straddle Period, for the portion of the Straddle Period beginning after the Closing Date; provided, however, that any action that (i) applies generally to Seller Parent and its Subsidiaries and (ii) would constitute a breach of, or non-compliance with, this Section 4.2(j), shall instead constitute a breach of this Section 4.2(j) solely for purposes of the indemnification provisions of ARTICLE VIII (and, for the avoidance of doubt, shall not constitute such a breach of, or noncompliance with, this Section 4.2(j) for purposes of ARTICLE VI);

(k)    other than in the ordinary course of business consistent with past practice, accelerate the collection of trade receivables or delay the payment or satisfaction of accounts payables, it being understood, however, that this Section 4.2(k) shall not apply to the payment or satisfaction of Tax liabilities or the collection or realization of Tax assets; or

(l)    announce an intention, enter into any formal or informal Contract or otherwise make a commitment, to take any of the actions described in clauses (a) through (k) (excluding clause (i)) in this Section 4.2.

Notwithstanding anything to the foregoing, for the avoidance of doubt, nothing in this Section 4.2 shall prevent, impede or restrict any member of Seller Group’s ability to consummate the Contribution.

Section 4.3    Reasonable Best Efforts.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser and Seller Parent agree to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable (and in any event prior to the Termination Date), the Transactions, including (i) obtaining all necessary actions or non-actions, waivers, Consents, qualifications and approvals from Governmental Entities and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Governmental Entity (including under the HSR Act and any other applicable Antitrust Law); (ii) obtaining all necessary consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) executing and delivering any additional documents or instruments necessary to consummate the Transactions and to carry out this Agreement. Purchaser agrees not to take any action that would reasonably be expected to delay the obtaining of, or result in not obtaining, any permission, clearance, approval or consent from any such Governmental Entity necessary to be obtained by the Termination Date.

(b)    Without limiting the foregoing, the Purchaser and Seller Parent will use their reasonable best efforts to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable (but in any event no later than ten (10) Business Days after this Agreement is executed) and any other required submissions under any Antitrust Law, in each case with respect to the Transactions, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Any applicable filing fee under the HSR Act and any other filing made pursuant to any other applicable Antitrust Law will be borne by Purchaser.

(c)    The Purchaser and Seller Parent will cooperate with each other in connection with the making of all filings contemplated by this Section 4.3, including furnishing to the others such information and assistance as a party may reasonably request in connection with its preparation of any filing or submission that is necessary or allowable under applicable competition or other Law or requested by any competition authorities. The Purchaser and Seller Parent will use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law (including all information required to be included in Seller Parent’s disclosure documents) in connection with the Transactions. To the extent permitted by applicable Law or any relevant Governmental Entity, and subject to all applicable privileges, including the attorney-client privilege, each party hereto will (i) give the other parties hereto prompt notice upon obtaining knowledge of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Transactions, (ii) keep the other parties hereto informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other parties hereto of any material communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice, any foreign competition authority or any other Governmental Entity regarding the Transactions. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of any party hereto, including reasonable access to any materials submitted in connection with any proceedings under or relating to the HSR Act or any other applicable Federal, state or foreign competition, merger control, antitrust or similar Law, including any proceeding under 16 C.F.R. § 803.20.

(d)    Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 4.3 as “outside counsel only.” Such materials and the information contained therein will be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of such materials. In addition, except as may be prohibited by any Governmental Entity or by any Law, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or telephone conference of which such party will have advance notice (other than telephone conversations to the extent they relate solely to administrative matters) with representatives of any Governmental Entity relating to any request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or proceeding.

(e)    Without limiting any other obligations of Purchaser hereunder, Purchaser will respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Entity with respect to the Transactions, and will defend any action, suit, dispute, litigation, proceeding, hearing, arbitration or claim by or before any Governmental Entity, whether judicial or administrative, whether brought by private parties or Governmental Entities or officials, challenging this Agreement or the consummation of the Transactions. Purchaser will use reasonable best efforts to take any and all action necessary to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Transactions, or to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Transactions, fails to do so by the Termination Date. In the event that any action is threatened or instituted challenging the Transactions as violative of any Law, Purchaser will take any and all action necessary to avoid or resolve such action. In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Purchaser will take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Termination Date. The required actions by Purchaser hereunder will include, without limitation, the proposal, negotiation and acceptance by Purchaser prior to the Termination Date of (i) any and all divestitures of the businesses or assets of it or its Subsidiaries or its controlled Affiliates or the Purchased Assets, (ii) any agreement to hold any assets of Purchaser or its Subsidiaries or its controlled Affiliates or the Purchased Assets separate, (iii) any agreement to license any portion of the business of Purchaser or its Subsidiaries or its controlled Affiliate or of the EIS Business, (iv) any limitation to or modification of any of the businesses, services or operations of Purchaser or its Subsidiaries or its controlled Affiliates or, following the Closing, of the EIS Business, and (v) any other action (including any action that limits the freedom of action, ownership or control with respect to, or ability to retain or hold, any of the businesses, assets, product lines, properties or services of Purchaser or its Subsidiaries or its controlled Affiliates or the Purchased Assets), in each case as may be required by any applicable Governmental Entity in order to obtain approval for the Transactions.

(f)    Purchaser agrees not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Entity to delay, or otherwise not to consummate as soon as practicable, any of the Transactions except with the prior written consent of Seller Parent, which consent may be withheld in the sole discretion of Seller Parent.

Section 4.4    Third-Party Notices and Consents.    Seller Parent will use commercially reasonable efforts to deliver to the applicable third party (including parties to any Material Contracts) or obtain prior to the Closing, all notices, Consents, waivers, filings and approvals required in connection with the Transactions (i) under the contracts set forth in Section 2.4(a)(iii)

of the Seller Disclosure Schedule and (ii) otherwise at Purchaser’s reasonable request after consultation with Seller Parent. Without limiting the obligations of Seller Parent hereunder, (i) Purchaser will reasonably cooperate with Seller Parent in obtaining such third-party Consents to the extent such cooperation is reasonably requested by Seller Parent, and (ii) neither party will be under any obligation to, and neither party shall, without the other party’s consent (not to be unreasonably withheld), compromise any right, asset or benefit or expend any amount or incur any Liability (other than a de minimis amount or Liability) in seeking such Consents, waivers or approvals or making such notices or filings.

Section 4.5    Exclusivity.    From and after the date hereof until the earlier of the Closing or termination of this Agreement pursuant to ARTICLE IX, Seller Parent will not, and will cause its Subsidiaries to not, and will cause its and their respective Representatives to not, (i) solicit, initiate, or seek any inquiry, expression of interest, proposal or offer concerning the sale or other conveyance of the EIS Business or the Purchased Assets to a third party (other than as permitted in accordance with Section 4.2), whether by way of merger, purchase of share capital or capital stock, purchase of substantially all of the assets of the EIS Business or otherwise (an “Acquisition Proposal”); (ii) knowingly hold or participate in any negotiations or discussions or enter into any agreements with any Person concerning an Acquisition Proposal; or (iii) knowingly deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes an Acquisition Proposal. Seller Parent will cease, and will cause its Subsidiaries to cease, and will cause its and their respective Representatives to cease, and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal.

Section 4.6    Access to Information.

(a)    During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, promptly following receipt of a written request by Purchaser therefor, Seller Parent will, at Purchaser’s expense, afford Purchaser and its Representatives reasonable access during business hours, and only in such a manner as to not interfere with the normal operations of any member of Seller Group, to (i) Seller Parent’s and its Subsidiaries’ books and records, Contracts, documents, personnel, premises and properties (solely to the extent exclusively relating to the EIS Business) and (ii) EIS Employees who have material responsibility for the conduct of the EIS Business. Notwithstanding the foregoing or anything contained in this Agreement or any other agreement between Purchaser and any member of Seller Group executed on or prior to the date hereof, no member of Seller Group will have any obligation to make available to Purchaser or its Representatives, or provide Purchaser or its Representatives with, (A) any consolidated, combined or unitary Tax Return filed by any member of Seller Group or predecessors, or any reasonably related material, or any other information related to Taxes that does not relate exclusively to the Purchased Assets, (B) any information if making such information available would be reasonably likely to (1) jeopardize any attorney-client privilege, or (2) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which any member of Seller Group is a party) or (C) any materials or information that Seller Parent determines, in its sole discretion, may be competitively sensitive, except to the extent that the parties agree to follow procedures and enter into arrangements that are mutually acceptable to both parties and provided that the parties shall use commercially reasonable efforts to enter into such arrangements. Prior to Closing, none of Purchaser, its Affiliates or their respective Representatives will contact or communicate, directly or indirectly, with any customer or supplier of the EIS Business for the purpose of discussing the EIS Business without notifying Seller Parent and permitting Seller Parent to participate (solely for the portions relating to the EIS Business) in any and all meetings, conversations and other communications (including receiving copies of written communications) between Purchaser, its Affiliates or their respective Representatives and such customer or supplier.

(b)    Each of the parties will hold, and will cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the Transactions pursuant to the terms of the NDA and Section 5.1.

(c)    During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, Seller Parent shall provide Purchaser and its Representatives with copies of any material correspondence to or received from any Governmental Entity relating to the Horizon CID or any similar inquiry by a Governmental Entity, promptly following receipt thereof.

Section 4.7    Notification.    Except as prohibited by Law, each party will give prompt notice to the other parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such party contained herein to be untrue or inaccurate in any material respect on the Closing Date such that the condition set forth in Section 6.1(a) or Section 6.2(a) would not be satisfied, and (ii) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder such that the condition set forth in Section 6.1(a) or Section 6.2(a) would not be satisfied; provided, that no information provided pursuant to this Section 4.7 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereunder.

Section 4.8    Resignations.    Seller Parent will use commercially reasonable efforts to cause each director and officer of the U.S. Acquired Company and the Canada Acquired Company to tender his or her resignation effective as of the Closing, as requested by Purchaser.

Section 4.9    Existing Credit Facility Cooperation.    Prior to the Closing Date, Seller Parent shall provide to Purchaser reasonable cooperation (including on a reasonably timely basis) as requested by Purchaser to facilitate the granting or pledging of collateral under Purchaser’s existing credit facilities; provided, however, that, no obligation of any Acquired Company under any agreement, certificate, document or instrument shall be effective until the Closing, none of the Acquired Companies or their respective Representatives or Affiliates shall be required to pay any commitment or other fee or incur any other liability in connection with any additional borrowing which Purchaser proposes to incur prior to the Closing, and in no event will such cooperation require Seller Group or the Acquired Companies or any of their Representatives or Affiliates to prepare or deliver audited financial statements or financial statements prepared in accordance with GAAP for any period.

ARTICLE V

ADDITIONAL COVENANTS

Section 5.1    Confidentiality.    The parties understand and agree that the existence of this Agreement and the terms of this Agreement are subject to the terms and conditions of that certain confidentiality agreement entered into between Purchaser and Seller Parent, dated January 23, 2017 (the “NDA”) and the parties hereby agree to be bound by, and to cause their Affiliates and Representatives to be bound by, the NDA up to and until the Closing. Purchaser and Seller Parent further agree that the terms of the NDA shall be terminated as of Closing and shall be of no further force or effect thereafter. As of the Closing, Seller Parent and Purchaser will enter into a mutual confidentiality agreement in the form attached hereto as Exhibit C (the “Confidentiality Agreement”). If this Agreement is, for any reason, terminated prior to the Closing, the NDA, and Purchaser’s obligations thereunder, will nonetheless survive and continue in full force and effect in accordance with its terms with respect to any confidential information disclosed to Purchaser prior to the termination of this Agreement.

Section 5.2    Public Announcements.    Neither Seller Parent nor Purchaser or any of their Affiliates or Representatives will issue any press release or otherwise make any public statements with respect to the Transactions without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed), except as such release or statement may be required by applicable Law, including the rules or regulations of the U.S. Securities and Exchange Commission or any U.S. or non-U.S. securities exchange, in which case Seller Parent and Purchaser will use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance and will consider in good faith the advice of such other party with respect thereto. Seller Parent further acknowledges and agrees that Purchaser may disclose the terms and existence of this Agreement (i) to comply with the Purchaser or its Affiliate’s SEC disclosure obligations or (ii) in any public announcement or other public communication that is consistent with information disclosed in any other public announcement or other public communication that was previously made or issued in compliance with the terms of this Section 5.2.

Section 5.3    Employees.

(a)    Purchaser will, for the period of twelve (12) months following the Closing Date, provide each EIS Employee who continues employment with Purchaser or an Affiliate of Purchaser (including the U.S. Acquired Company), following the Closing Date (each a “Continuing Employee”), with (i) a base salary or base wage rate (as applicable), (ii) a target cash bonus opportunity, (iii) severance benefits and (iv) employee benefits which are substantially comparable in the aggregate to those made available to such Continuing Employee as of immediately prior to the Closing.

(b)    After the Closing, (i) EIS Employees will no longer be eligible to receive coverage or benefits under any Seller Employee Plan and each EIS Employee will cease participation in each Seller Employee Plan on the Closing Date, except as otherwise set forth in such Seller Employee Plan with respect to employees whose service with Seller Group or the Acquired Companies has terminated and (ii) any EIS Employee or other employee of the Seller Group or the Acquired Companies who is not a Continuing Employee will cease participation in the Acquired Company Employee Plans on the Closing Date, except as otherwise set forth in such Acquired Company Employee Plan with respect to employees whose service with Seller Group or the Acquired Companies has terminated.

(c)    Effective as of the Closing Date, each Continuing Employee will be eligible to receive coverage and benefits under the employee benefit plans, programs and policies (including, without limitation, severance, vacation, retirement, welfare and fringe benefit plans, programs or policies but excluding equity compensation plans, programs and policies) of Purchaser and its Affiliates in which similarly situated employees of the Purchaser or its Affiliates are eligible to participate (the “Purchaser Plans”). Effective as of the Closing Date, Purchaser will use commercially reasonable efforts and will cause its applicable Purchaser Designees to use commercially reasonable efforts to (A) recognize the prior service with the Seller Group, including predecessor employers, of each Continuing Employee for purposes of eligibility to participate, vesting and determination of level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits), and (B) to the extent permitted by applicable Laws, waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under any applicable Purchaser Plan, except to the extent such pre-existing condition exclusion, actively-at-work requirement or waiting period would have applied to such individual under the applicable Acquired Company Employee Plan or Seller Employee Plan, as the case may be, as of the time immediately prior to the Closing. To the extent permitted by applicable Law, the Purchaser will and will cause its applicable Purchaser Designees to credit each Continuing Employee with the amount of accrued but unused vacation time, sick time and other time-off benefits (together the “Time-Off Benefits”) as such Continuing Employee had with the Seller and its Subsidiaries, including predecessor employers, as of the Closing Date and will provide such Continuing Employees with the same rights, benefits and entitlements in respect to such Time-Off Benefits as they were entitled to from the Seller Group as of the Closing; provided, that the Seller will provide to Purchaser as of the Closing Date a schedule indicating for each Continuing Employee the type and amount of Time-Off Benefits for each Continuing Employee.

(d)    As of the Closing, Purchaser shall allow each Continuing Employee who is based primarily in the United States to participate in a defined contribution plan and trust intended to qualify under Section 401(a) of the Code (the “Purchaser 401(k) Plan”), subject to any eligibility requirements of such Purchaser 401(k) Plan. Effective as of the Closing, subject to the consent of the applicable fiduciaries of the Purchaser 401(k) Plan, Purchaser shall allow the Continuing Employees to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of their account balances (including participant loans) under the McKesson Corporation Profit-Sharing Investment Plan to the Purchaser 401(k) Plan in the form of cash and participant loan notes.

(e)    Following the Closing, Seller Group will retain (i) all Liabilities under each Seller Employee Plan, other than the Assumed Retention Bonuses and the Severance Obligations, and (ii) all other Liabilities with respect to any current or former employee or service provider who is not an employee of the U.S. Acquired Company as of the Closing, and Purchaser will assume (i) the retention bonuses (in each case, up to the amounts per individual (whether accrued or unaccrued as of the Closing) set forth next to such individual’s name on Section 5.3(e) of the Seller Disclosure Schedule (together with any additional retention bonuses that are awarded to Continuing Employees pursuant to Section 4.2) (the “Assumed Retention Bonuses”)), (ii) the Severance Obligations, (iii) all other Liabilities under each Acquired Company Employee Plan and (iv) with respect to employees of the U.S. Acquired Company as of the Closing and service providers to the EIS Business as of the Closing, all other Liabilities, in each case only with respect to Liability or claims for benefits that arise on or after the Closing Date.

(f)    Nothing in this Section 5.3 shall (i) be construed as requiring the continued employment or engagement of any EIS Employee or other service provider after the Closing Date, (ii) create any third-party rights under this Agreement for any Continuing Employee or any other current or former employee of the EIS Business or (iii) an amendment to any Seller Employee Plan, Acquired Company Employee Plan or Purchaser Plan.

Section 5.4    Tax Matters.

(a)    Straddle Period.    For purposes of determining a party’s indemnification obligations under Section 8.2 for Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the Taxable Period ending on the Closing Date will be:

(i)    in the case of Taxes that are either (A) based upon or related to income or receipts; or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than as provided under Section 5.4(c)), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the Taxable Period ended at the close of the Closing Date, it being understood that, except as required by applicable Law, all determinations necessary to effect the allocation described in this Section 5.4(a)(i) shall be made in a manner consistent with the prior practice of Seller Parent and its relevant Subsidiaries; and

(ii)    otherwise deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(iii)    Any credit or refund resulting from an overpayment of Taxes for a Straddle Period will be prorated based upon the method employed in this Section 5.4(a) taking into account the type of Tax to which the refund relates.

(iv)    In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 5.4(a) will be computed by reference to the level of such items immediately following the Closing, taking into account any changes in the level of such items occurring as a result of the transactions contemplated by this Agreement but not taking into account any changes to the level of such items occurring as a result of actions taken after the Closing that are outside the ordinary course of business and that are not expressly contemplated by this Agreement.

(b)    Property Taxes.    Each party will timely and duly cause to be filed all Tax Returns and other documentation with respect to all real property, personal property and similar ad valorem Taxes levied with respect to the assets of the Acquired Companies and the Contributed Assets (“Property Taxes”) for any Straddle Period that are required by Law to be filed by such party for any Straddle Period, and will pay to the relevant Taxing Authority all Property Taxes required to be paid by such party (subject to any reimbursement provided for herein). The parties hereto will cooperate with one another and exchange any information or documents that may be reasonably necessary in order to (i) ascertain the amount of Property Taxes that will be the liability of one party under this Agreement but that will be required to be paid by the other party to a Taxing Authority and (ii) cause the party that is liable for the allocable share of Property Taxes under this Agreement either to make an advance payment to the other party of the amounts required to be paid by the other party (to the extent possible and no later than five (5) days prior to payment by the other party to the Taxing Authority) or, if advance payment is not possible, to promptly (and in no event later than ten (10) days after paid to the Taxing Authority) reimburse the other party of the amounts actually paid by the other party to the Taxing Authority.

(c)    Transfer Taxes.    Seller Parent and Purchaser shall each be liable for and pay when due one-half of any Transfer Taxes required by applicable Law to be paid with respect to the transfer of the U.S. Acquired Company Equity and the Canada Acquired Company Equity pursuant to this Agreement. The parties hereto will use commercially reasonable efforts to minimize any Transfer Taxes to be paid pursuant to this Agreement. The party required by applicable Law to file a Tax Return with respect to such Transfer Taxes will do so within the time period prescribed by applicable Law, and the other party will cooperate in all respects to the extent required in connection with such filing.

(d)    Tax Refunds and Tax Benefits.    Any refund of Taxes imposed in respect of the assets or income of the Acquired Companies, the Contributed Assets or the income, gains, profits, business, property, sales, purchases or operations of the EIS Business for any period ending on or before the Closing Date or the portion of any Straddle Period ending on the Closing Date, and any interest paid or credited in respect thereof (a “Refund”), will be the property of Seller Group (excluding, for the avoidance of doubt, the Acquired Companies). In the event that any Refund is received by the Purchaser, or any Affiliate thereof, including by way of credit, offset or allowance against Taxes otherwise payable, an amount equal to the Refund (less any out-of-pocket costs and expenses reasonably incurred by the Purchaser or such Affiliate, as the case may be, in connection with obtaining the Refund) will be paid to Seller Parent (or such Seller Parent Subsidiaries designated by Seller Parent) within fifteen (15) days after actual receipt or actual reduction in Taxes paid. Any refund or credit in respect of Taxes imposed in respect of the assets or income of the Acquired Companies or the Contributed Assets received by Seller Group or any Affiliate thereof that is not a Refund will be the property of Purchaser, and Seller Parent shall pay to Purchaser the amount of such refund or the amount of such credit (less any out-of-pocket costs and expenses reasonably incurred by any member of the Seller Group or any such Affiliate, as the case may be, in connection with obtaining such refund or credit) to Purchaser within fifteen (15) days upon such receipt from the applicable Taxing Authority or reduction in Taxes otherwise payable. In the event that any refund of Taxes for which a payment has been made pursuant to this Section 5.4(d) is subsequently reduced or disallowed, the party entitled to such refund will indemnify and hold harmless payor for any Tax liability, including interest, assessed against such payor by reason of the reduction or disallowance. The Purchaser will, if Seller Parent so requests and at Seller Parent’s expense and direction, cause the relevant entity to file for and obtain any Refund to which Seller Group is entitled under this Section 5.4(d). The principles set forth in Section 5.4(a) will apply in determining the extent to which any Refund is attributable to the portion of a Straddle Period ending on the Closing Date.

(e)    Preparation of Pre-Closing Tax Returns.    Seller Parent will prepare and file all Tax Returns relating to the assets or income of the Acquired Companies or the Contributed Assets for Taxable Periods ending on or before the Closing Date (or, to the extent Seller Parent has prepared but has been unable to file such Tax Returns because the Closing Date has passed, Purchaser will file, or cause to be filed, any and all such Tax Returns as have been prepared by Seller Parent in accordance with this Section 5.4(e)) and Seller Parent will pay, or cause to be paid, any amount due in respect of each such Tax Return.

(f)    Preparation of Post-Closing Tax Returns.    The Purchaser will prepare and file (or cause to be prepared and filed) all Tax Returns that relate to the assets or income of the Acquired Companies or the Contributed Assets for Straddle Periods. The Tax Returns for any Straddle Period will be prepared on a basis consistent with those prepared for prior Taxable Periods unless a different treatment of any item is required by Law. With respect to any Straddle Period Tax Return required to be filed with respect to the Acquired Companies after the Closing Date and as to which Taxes are allocable to Seller Parent under Section 8.2 hereof, the Purchaser will provide Seller Parent and its authorized representative with a copy of such completed Straddle Period Tax Return in draft form, together with a statement (with which the Purchaser will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to Seller Parent pursuant to Section 8.2, at least thirty (30) days prior to the due date (including any extension thereof) for the filing of such Tax Return, and will accept any reasonable comments made by Seller Parent with respect to any issue or item which could give rise to a claim for indemnification under Section 8.2. Seller Parent and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by Seller Parent or its authorized Representative.

(g)    No Post-Closing Adjustments.    Following the Closing, neither the Purchaser nor any Affiliate of the Purchaser will amend, refile or otherwise modify, or cause or permit any Affiliate to amend, refile or otherwise modify, any Tax election or Tax Return relating to the assets or income of the Acquired Companies or the Contributed Assets with respect to any Taxable Period (or portion of any Taxable Period), ending on or before the Closing Date without the prior written consent of Seller Parent, unless otherwise required by applicable Law.

(h)    Tax Sharing Agreements.    All tax sharing agreements and arrangements between any members of Seller Group, on the one hand, and any Acquired Company, on the other hand, will be terminated as of the Closing and thereafter the Acquired Companies will not be bound thereby or have any liability thereunder.

(i)    Cooperation in Tax Matters.    The parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Acquired Companies and the Contributed Assets as is reasonably necessary for the filing of all Tax Returns, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim or proceeding relating to any Tax Return. For the avoidance of doubt, this Section 5.4(i) will not be construed to grant Purchaser any right to review any Tax Return relating to Taxes of Seller Parent or the applicable Seller Parent Subsidiary, except to the extent Seller Parent may be required to provide Purchaser with a right to review, upon request, copies of Tax Returns solely relating to the Acquired Companies and the Contributed Assets in order to comply with the foregoing sentence of this Section 5.4(i). In the event any Taxing Authority informs Seller Parent or Purchaser of any notice of proposed audit, claim, assessment or other dispute concerning an amount of Taxes related to the assets or income of the Acquired Companies or the Contributed Assets with respect to which the other party may be responsible pursuant to this Agreement, the party so informed will promptly notify the other party of such matter; provided, that, failure to promptly notify will not reduce the other party’s indemnity obligation hereunder, except to the extent such party’s ability to defend against such matter is actually prejudiced thereby; provided, further, that resolution of such audit, claim, assessment or other dispute will be governed by Section 8.3.

(j)    Effect on Indemnity Rights of the Parties.    Nothing in this Section will be deemed to limit or otherwise affect the rights of the parties hereto under ARTICLE VIII.

(k)    Successors.    For purposes of this Section 5.4(f), (g), (h) and (i), all references to the Purchaser and its Affiliates include successors.

(l)    Survival.    Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties hereto contained in this Section 5.4 will survive the Closing and will remain in full force until ninety (90) days after the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).

Section 5.5    Further Actions.    At Closing or from time to time after the Closing, at the other party’s request, Seller Parent and Purchaser will, and will cause their respective Subsidiaries to, execute and deliver to the other party such other instruments of sale, transfer, conveyance, novation, assignment and confirmation, provide such materials and information and take such other actions as the requesting party may reasonably deem necessary in order to effectively transfer, convey and assign to Purchaser and the Acquired Companies (as applicable) and to confirm Purchaser’s and the Acquired Companies’ (as applicable) title to, all of the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances), in accordance with the terms of this Agreement, and, to the fullest extent permitted by law or contract, to put Purchaser and the Acquired Companies (as applicable) in actual possession and operating control of the Purchased Assets, and to cause the parties to fulfill their respective obligations under this Agreement and the Transaction Documents.

Section 5.6    Parent Seller Trademarks; Company Name.

(a)    Purchaser is not obtaining pursuant to this Agreement or any Transaction Document any rights with respect to any Seller-Retained Trademarks, except for the limited license during the Phase-Out Period as expressly set forth in Section 5.6(b). Following the Phase-Out Period, Purchaser will not use or display, and will ensure that its Affiliates (including the Acquired Companies) do not use or display, any Seller-Retained Trademark as (or as part of) a corporate name or trade name. Purchaser will, as soon as is practicable but in any event no later than six (6) months following the Closing Date (such six (6) month period, the “Phase-Out Period”), (i) remove or obliterate all Seller-Retained Trademarks from all Company Offerings (and any other products and services of Purchaser and its Affiliates (including the Acquired Companies)) and all associated signage, websites, advertisements, marketing brochures, purchase orders, invoices, sales orders, labels, letterhead, business cards, employee and customer communications, packaging, shipping documents and other materials; and (ii) cease to use, manufacture, market, sell, license, distribute, or otherwise provide or make available any of the foregoing items bearing any Seller-Retained Trademark.

(b)    During the Phase-Out Period, subject to the other terms and conditions of this Section 5.6, Purchaser and its Affiliates will have (and, effective as of the Closing Date, Seller Parent hereby grants to Purchaser and its Affiliates) a royalty-free, non-sublicensable, non-transferable, and non-exclusive license to use in the United States and Canada those Seller-Retained Trademarks that the EIS Business used immediately prior to the Closing Date (the “Licensed Seller-Retained Trademarks”) solely in connection with those Company Offerings for which (and in the same manner that) the EIS Business used such Seller-Retained Trademarks immediately prior to the Closing Date (the “Licensed Company Offerings”). Such use must comply with Seller Parent’s applicable trademark usage guidelines, and the Licensed Company Offerings in connection with which the EIS Business uses the Licensed Seller-Retained Trademarks must be of such quality as will, in Seller Parent’s reasonable judgment, protect the goodwill, image and reputation adhering to the Licensed Seller-Retained Trademarks (and Purchaser will, and will cause its Affiliates to, reasonably cooperate with Seller Parent to enable Seller Parent to monitor and ensure compliance with such standards). Purchaser will not (and will ensure that its Affiliates, including the Acquired Companies, do not) (i) register or attempt to register any Seller-Retained Trademark; (ii) challenge the validity, or any member of Seller Group’ use, of any Seller-Retained Trademark; (iii) modify any Seller-Retained Trademark or combine any Seller-Retained Trademark with any other Trademark; or (iv) use or display any Seller-Retained Trademark except as expressly permitted under this Section 5.6. All use of the Seller-Retained Trademarks by the EIS Business prior to Closing and all associated goodwill will inure to the sole benefit of Seller Parent.

Section 5.7    Records and Documents.

(a)    At the Closing, Seller Parent will deliver all books and records of the Acquired Companies that are in Seller Parent’s possession to Purchaser and, promptly after Closing, Seller Parent will deliver to Purchaser (at no cost to Purchaser, except as expressly contemplated under the Transition Service Agreement) any other books and records that are in Seller Parent’s possession to the extent related to the EIS Business; provided, that (i) Seller Parent will be permitted to redact from such books and records any information not related to the EIS Business; and (ii) Seller Parent may retain copies of any such books and records that relate to Seller Group’s retained businesses or to the extent necessary to comply with applicable Law or any member of Seller Group’s document retention policies in effect as of the date hereof, or to the extent necessary for performance by Seller Group under any Transaction Document.

(b)    For a period of six (6) years after the Closing, each party will retain all of the books and records (including personnel files) relating to the EIS Business relating to periods prior to the Closing. Each party will, and will cause its Subsidiaries (as applicable) to, at the other party’s expense, provide the other party and its Representatives with reasonable access to and the right to make copies of such books and records solely to the extent relating to the periods prior to the Closing; provided, that Seller Parent will be permitted to redact from such books and records any information not related to the EIS Business. The party accessing such books and records shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 5.7(b). If either party shall desire to dispose of any of such books and records prior to the expiration of such six-year period, such party shall, prior to such disposition, give the other party a reasonable opportunity, at such other party’s expense, to segregate and remove such books and records as such other party may select; provided, that Seller Parent will be permitted to redact from such books and records any information not related to the EIS Business.

(c)    Notwithstanding anything to the contrary herein, neither party nor any of their respective Subsidiaries will have any obligation to make available to the other party or such other party’s Representatives, (i) any consolidated, combined or unitary Tax Return filed by a party or its predecessor, or any related material, or any other information related to Taxes that does not exclusively relate to the Purchased Assets or (ii) any information if making such information available would (1) jeopardize any attorney-client privilege or (2) contravene any applicable Law or fiduciary duty.

Section 5.8    Non-Competition.    Until the date that is twelve (12) months after the Closing Date, Seller Parent will not, and will cause its Subsidiaries not to, without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed), (a) engage in any material respect in a Restricted Activity, or (b) Control any Person engaged in any material respect in a Restricted Activity; provided, that the foregoing will not prohibit or otherwise restrict:

(i)    any member of Seller Group or its Affiliates and their respective successors from otherwise:

(A)    engaging in any business or activities related to: (1) laboratory solutions and analytics, including lab information systems (“LIS”) and LIS and lab equipment interfaces or “middleware”; (2) electronic medical record and/or revenue cycle software systems outside of the acute care hospital setting (e.g., iKnowMed or Athena Health electronic medical record systems), and hospital pharmacy revenue cycle software systems and related software (e.g., Macro Helix NDC Architect); or (3) software or service that provides: (w) interoperability or data exchange between an electronic medical record system in the acute care setting and specialty ambulatory/outpatient practices; (x) integration or data exchange to provide value-added services, including electronic prior authorization, prior authorization predictive analytics, eprescribing and RelayHealth Pharmacy’s RxBenefit Clarity; (y) specialty clinical decision support; or (z) specialty population health management support;

(B)    engaging in any business or activities, or providing any service or offering, which any member of Seller Group or their Affiliates is currently engaged or providing (other than the EIS Business or with respect to the Company Offerings);

(C)    acquiring the assets of, or a controlling interest in, another Person engaged in a Restricted Activity (a “Target Business”) as part of an acquisition, joint venture, merger or other business combination, if (x) the revenue derived by the Target Business from the Restricted Activity in the fiscal year preceding such acquisition constituted less than twenty-five percent (25)% of the total net revenues of the Target Business for the most recent financial period prior to the acquisition or (y) within twelve (12) months from such acquisition, Seller Parent causes the Target Business to divest or cease the portion of its operations that is engaged in the Restricted Activity;

(D)    owning a venture capital fund or other investment fund, in each case, in which neither Seller Parent nor any of its Subsidiaries owns a majority of the ownership interests in the debt or equity holdings of such fund or has the right to appoint or elect a majority of the board of directors or equivalent body of such holding;

(E)    fulfilling any obligation of any member of Seller Group or their Affiliates under this Agreement or any Transaction Document; or

(F)    owning as a passive investment five percent (5%) or less of the equity of any entity engaged in a Restricted Activity that is traded on any nationally-recognized stock exchange.

Section 5.9    Non-Solicit.    Without obtaining Purchaser’s prior written consent, for a period of eighteen (18) months following the date hereof, Seller Parent will not, and shall cause its Affiliates not to, solicit any Continuing Employee to leave the employ of Purchaser or its Affiliates or violate the terms of their contracts, or any employment arrangements, with Purchaser or its Affiliates, or hire any Continuing Employee set forth in Section 5.9 of the Seller Disclosure Schedule. Nothing herein shall preclude Seller Parent from (a) engaging in general solicitations of employment by means of (i) general advertisements or (ii) through a professional recruiter who does not target the Continuing Employees; or (b) hiring a Continuing Employee (other than a Continuing Employee listed on Section 5.9 of the Disclosure Schedule) (i) who responds to a public advertisement or job listing on mckesson.com, or (ii) who applies for a posted position without any solicitation by Seller Group; or (c) hiring anyone (i) whose employment with Purchaser has been voluntarily terminated by such Continuing Employee at least six (6) months prior to commencement of employment discussions between Seller Parent or its Affiliates and such person or (ii) whose employment with Purchaser has been terminated by Purchaser.

Section 5.10    Bulk Sale.    Purchaser hereby waives (and, if applicable, will cause and Purchaser Designee to waive) compliance by Seller Group with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the sale of the Purchased Assets to Purchaser (and, if applicable, any Purchaser Designee).

Section 5.11    Litigation and Similar Claims.    From and after the Closing, each of Seller Group and Purchaser will reasonably cooperate in defending and pursuing, as appropriate, litigation and similar claims relating to the EIS Business or any of the Acquired Companies or any of the parties hereto, reasonably make available relevant employees and preserve and make reasonably available, to the extent legally and contractually permissible, all records reasonably necessary for such matters; provided, that this Section 5.11 shall not apply with respect to any disputes among any party hereto or any of its Affiliates, on the one hand, or any other party hereto or its Affiliates, on the other hand; provided, further, that any reasonable out-of-pocket costs in connection with such cooperation shall be reimbursed by the requesting party.

Section 5.12    Cooperation with Post-Closing Preparation of Financial Statements.    Seller Parent agrees to reasonably cooperate as requested by Purchaser in connection with Purchaser’s preparation of historical financial statements of the EIS Business as may be required to be filed with the SEC or other Governmental Entity following the Closing. Such cooperation shall consist solely of providing, as promptly as reasonably practicable (after taking into account Seller Parent resources as they may exist from time to time (“Seller Parent Resources”)), such financial and operating data regarding the EIS Business, the Acquired Companies and the Purchased Assets relating to periods prior to Closing as is requested by Purchaser to the extent that the same is reasonably ascertainable by Seller Parent from its books and records or from the books and records of Change Healthcare to which Seller Parent is permitted access for such purpose and to assist Purchaser in preparing (after taking into account Seller Parent Resources) such financial and operating data regarding the EIS Business, the Acquired Companies and the Purchased Assets relating to periods prior to Closing as may be required to prepare such historical financial statements, and to provide reasonable and customary management representation letters and reasonably assist Purchaser in Purchaser’s efforts to obtain auditor consents, and providing access to personnel of Seller Parent, in each case as reasonably requested by Purchaser. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, Purchaser acknowledges and agrees that the preparation of such financial statements within the time period required by the SEC, any third-Person or other Governmental Entity is the responsibility of Purchaser, and neither Seller Parent nor any of its Affiliates shall have any liability arising out of any failure by the Purchaser, the Acquired Companies, Seller Group or their respective Affiliates to timely satisfy requirements of the SEC, any third-Person or other Governmental Entity with respect to the preparation of historical financial statements or any other financial information of the EIS Business, the Acquired Companies or the Purchased Assets and any actual or anticipated failure to timely satisfy such requirements shall not be deemed to constitute a breach of this Agreement by Seller Group or any of its Affiliates. Purchaser shall bear all out-of-pocket costs and expenses incurred by Seller Group or their respective Affiliates in connection with this Section 5.12 or otherwise in connection with the preparation and audit of historical financial statements after the date of this Agreement, including costs of staff augmentation or professional fees. Purchaser further expressly agrees that, notwithstanding anything to the contrary in this Agreement or any other Transaction Document, any actual or anticipated failure to prepare such financial statements or other financial information shall not be a condition to the obligation of Purchaser to consummate the Closing under Section 6.1(a)(i) or otherwise, provide a basis for a delay of the Closing from that otherwise provided in this Agreement or be deemed a Material Adverse Effect. Purchaser further acknowledges that, following the Closing, neither Seller Parent nor its Affiliates will be required to provide or prepare financial, operating data or other information regarding the EIS Business, the Acquired Companies and the Purchased Assets, to the extent such information is transferred to Purchaser as part of the books and records of the Acquired Companies or is derivable therefrom.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1    Conditions to Obligations of Purchaser.    The obligations of Purchaser to consummate the Closing are subject to the satisfaction or waiver, of each of the following conditions:

(a)    Representations, Warranties and Covenants of Seller Parent.

(i)    The covenants, obligations and agreements contained in this Agreement to be complied with by any member of Seller Group has been complied with in all material respects to the extent required to be complied with by any member of Seller Group on or prior to the Closing Date.

(ii)    Each of the representations and warranties of Seller Parent contained in ARTICLE II (other than the Fundamental Representations and disregarding all materiality and Material Adverse Effect qualifications contained therein) is true and correct as of the date hereof and as of the Closing Date (or, if made as of a specified date, as of such date), except where the failure of such representations and warranties to be so true and correct, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(iii)    Each of the Fundamental Representations (disregarding all materiality and Material Adverse Effect qualifications contained therein) is true and correct as of the date hereof and as of the Closing Date (or, if made as of a specified date, as of such date) in all material respects.

(b)    No Injunctive Law or Order.    There is no Law in effect or Order from, or Action pending by, a Governmental Entity in existence that would have the effect of prohibiting, enjoining or restraining the consummation of the Closing; provided, however, that prior to asserting this condition, Purchaser has complied with its obligations under Section 4.3.

(c)    Closing Deliveries.    Seller Parent has delivered or caused to be delivered to Purchaser the documents and other items required to be delivered by Seller Group pursuant to Section 7.2(a).

(d)    Antitrust Clearance.    Any waiting period (and any extension thereof) applicable to the Transactions under any Antitrust Law, including the HSR Act, and any agreement with a Governmental Entity not to consummate the Transactions will have been terminated or will have expired; and all antitrust clearances, approvals and consents required to be obtained to permit the parties to consummate the Transactions, including the acceptance and placement on the record of any consent agreement by the U.S. Federal Trade Commission or the signature by a court of any stipulation and order filed by the U.S. Department of Justice in conjunction with a proposed consent decree, will have been obtained.

(e)    Contribution.    The Contribution shall have been consummated.

Section 6.2    Conditions to Obligations of Seller Parent.    The obligations of Seller Group to consummate the Closing are subject to the satisfaction or waiver, of each of the following conditions:

(a)    Representations, Warranties and Covenants of Purchaser.

(i)    The covenants, obligations and agreements contained in this Agreement to be complied with by Purchaser and any Purchaser Designees have been complied with in all material respects to the extent required to be complied with by Purchaser or any such Purchaser Designee on or prior to the Closing Date.

(ii)    Each representation and warranty contained in ARTICLE III (disregarding all materiality and Purchaser Material Adverse Effect qualifications contained therein) is true and correct, as of the Closing Date (or, if made as of a specified date, as of such date) except where the failure of such representations and warranties to be so true and correct, would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b)    No Injunctive Law or Order.    There is no Law in effect or Order from a Governmental Entity in existence that would have the effect of prohibiting, enjoining or restraining the consummation of the Closing.

(c)    Closing Deliveries.    Purchaser has delivered the documents and other items required to be delivered by it pursuant to Section 7.2(b).

(d)    Antitrust Clearance.    (i) Any waiting period (and any extension thereof) applicable to the Transactions under any Antitrust Law, including the HSR Act, and any agreement with a Governmental Entity not to consummate the Transactions will have been terminated or will have expired; and (ii) all antitrust clearances, approvals and consents required to be obtained to permit the parties to consummate the Transactions, including the acceptance and placement on the record of any consent agreement by the U.S. Federal Trade Commission or the signature by a court of any stipulation and order filed by the U.S. Department of Justice in conjunction with a proposed consent decree, will have been obtained.

ARTICLE VII

CLOSING

Section 7.1    Closing.    The consummation of the purchase and sale of the U.S. Acquired Company Equity and the Canada Acquired Company Equity and the execution of the other Transaction Documents (the “Closing”) will take place at the offices of Davis Polk & Wardwell LLP, 1600 El Camino Real, Menlo Park, California 94025, on the first Business Day of the next succeeding month after the month in which all conditions to the obligations of the parties set forth in ARTICLE VI (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) have been satisfied or, to the extent permitted by applicable Law, waived (in writing by the applicable party hereto); provided, however, that the Closing shall not occur prior to October 2, 2017; provided, further, that the parties hereto agree that the Closing may be effected at such other place or on such other date as the parties may mutually agree in writing and that the Closing may be effected remotely by means of the delivery and exchange of this Agreement and the other documents and instruments and signatures required to be delivered by each party hereunder by electronic mail (as portable document format (PDF) files), facsimile transmission, hand delivery, or such other means as the parties mutually agree, and wire transfer of funds. The day on which the Closing takes place is referred to as the “Closing Date.” The Closing will be deemed to take place at 12:01 a.m. Eastern Time.

Section 7.2    Deliveries at Closing.

(a)    On the Closing Date (or prior to the Closing Date where indicated), Seller Parent will execute (where applicable) and/or deliver to Purchaser, or will cause its Subsidiaries to execute and/or deliver to Purchaser, in each case, unless the delivery of such item is waived in writing by Purchaser:

(i)    duly executed counterparts to each Transaction Document to which any member of Seller Group is a party;

(ii)    a certificate executed by a duly authorized officer of Seller Parent, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.1(a) and Section 6.1(e) have been satisfied;

(iii)    certificates or book entry security entitlements representing all of the U.S. Acquired Company Equity and a share certificate or duly executed share transfer form representing all of the Canada Acquired Company Equity;

(iv)     customary payoff and release letters with respect to any Indebtedness outstanding as of Closing for borrowed money of the Acquired Companies to third-party lenders; and

(v)    a statement in the form attached hereto as Exhibit A, signed under penalties of perjury and dated no more than thirty (30) days prior to the Closing Date, confirming that U.S. Seller is not a “foreign person” as defined in Section 1445 of the Code.

(b)    On the Closing Date, Purchaser or any Purchaser Designee, as the case may be, will execute (where applicable) and/or deliver to Seller Parent, or cause to be executed and/or delivered to Seller Parent (or the specified Seller Accounts, as applicable):

(i)    payment by Purchaser or any Purchaser Designee of the Estimated Closing Payment, by wire transfer of immediately available funds to the specified Seller Accounts (and Purchaser or any Purchaser Designee shall make the other payments as required by Section 1.2(d));

(ii)    duly executed counterparts to each Transaction Document to which Purchaser or any Purchaser Designee is a party; and

(iii)    a certificate executed by a duly authorized signatory of Purchaser, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.2(a) has been satisfied.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS, WARRANTIES,

AND COVENANTS; INDEMNIFICATION

Section 8.1    General; Survival.

(a)    The covenants and agreements of Seller Parent and Purchaser contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing Date (“Post-Closing Covenants”) will survive the Closing Date in accordance with their terms.

(b)    The representations and warranties of Seller Parent and Purchaser contained in this Agreement, and the indemnity obligations related thereto, will survive and continue until the date that is twelve (12) months from the Closing Date (the “Expiration Date”), it being agreed:

(i)    the representations and warranties of Seller Parent, and the indemnity obligations related thereto, set forth in (A) Section 2.1 (Organization and Qualification), Section 2.2 (Capitalization), Section 2.3 (Authority) and Section 2.20 (Brokers) (collectively, the “Fundamental Representations”) and (B) Section 2.10 (Taxes) will survive the Closing and continue in full force and effect until the expiration of the applicable statutes of limitations (in each case, the applicable “Fundamental Claims Expiration Date”);

(ii)    any claim in respect of Losses for Excluded Liabilities or Assumed Liabilities or pursuant to any of Sections 8.2(a)(iv) through (viii) will survive the Closing and continue in full force and effect indefinitely;

(iii)    any claim pursuant to Section 8.2(a)(ix) will survive and continue until the Expiration Date; and

(iv)    if, in accordance with this ARTICLE VIII, (A) any indemnification claims arising from (1) any breach or inaccuracy of any representations and warranties, other than the Fundamental Representations and the representations and warranties of Seller Parent set forth in Section 2.10 (Taxes), or (2) pursuant to Section 8.2(a)(ix) are asserted prior to the Expiration Date, (B) any indemnification claims arising from any breach or inaccuracy of any Fundamental Representations or the representations and warranties of Seller Parent set forth in Section 2.10 (Taxes) are asserted prior to the applicable Fundamental Claims Expiration Date, (C) any indemnification claims arising from any breach of a Post-Closing Covenant or any claim of fraud are asserted any time after the Closing, such indemnification claims will continue until the final amount of recoverable Losses (if any) are determined by a final, non-appealable agreement, settlement, judgment or award binding on Seller Parent and Purchaser in accordance with this ARTICLE VIII (and any required payment has been made).

Section 8.2    Indemnification.

(a)    Indemnification by Seller Parent.    Subject to Section 8.1 and the other provisions of this ARTICLE VIII, from and after the Closing Date, Seller Parent will defend, indemnify and hold harmless Purchaser, its Affiliates and their respective officers, directors and employees (collectively, the “Purchaser Indemnitees”), from and against and in respect of any and all Losses incurred by any Purchaser Indemnitee resulting from, arising out of or relating to (regardless of whether or not such Indemnifiable Losses relate to any Third-Party Claim):

(i)    any breach or inaccuracy of any representation or warranty of Seller Parent contained in ARTICLE II of this Agreement (it being understood and agreed that, except for the representations and warranties set forth in Section 2.9(d) (Intellectual Property Agreements), Section 2.11(a) (Material Contracts) and Section 2.12(a) (Financial Information), for purposes of determining whether a breach or inaccuracy of such representation or warranty has occurred and the amount of Losses to which any indemnification applies, each representation and warranty shall be read without regard and without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers or words of similar import contained in any such representation or warranty); or

(ii)    any breach by Seller Group of any covenant or agreement contained in this Agreement;

(iii)    any Excluded Liabilities;

(iv)    any Seller Transaction Expenses or Indebtedness to the extent not included in the Closing Statement;

(v)    any Seller Employee Plan or other employee benefit plan maintained or contributed to by Seller Group or any of its Affiliates or their respective ERISA Affiliates, or any former employee of any Acquired Company or any current or former employee of Seller Group or any of its Affiliates (other than any Acquired Company) (to the extent not an Assumed Liability);

(vi)    the matter referred to in Section 8.2(a)(vi) of the Seller Disclosure Schedule and any Covered DOJ Action solely to the extent, for purposes of this Section 8.2(a)(vi), that such Losses are comprised of amounts paid or payable to any Governmental Entity or any private relator involving any products or services marketed, sold or licensed by the EIS Business as of or prior to the Closing;

(vii)    the matters referred to in Section 8.2(a)(vii) of the Seller Disclosure Schedule;

(viii)    the following Taxes:

(A)    Taxes imposed on an Acquired Company, or for which an Acquired Company may otherwise be liable, or imposed on or with respect to the Contributed Assets, in each case, for any Pre-Closing Tax Period;

(B)    with respect to any Straddle Period, Taxes imposed on an Acquired Company, or for which an Acquired Company may otherwise be liable, or imposed on or with respect to the Contributed Assets, in each case that are allocable, pursuant to Section 5.4(a), to the portion of such period ending on and including the Closing Date;

(C)    without duplication of any Tax described in the previous clause (A), Taxes imposed on any member of the Seller Group or any Affiliate thereof (other than the Acquired Companies) for any Taxable Period; and

(D)    any Taxes imposed on an Acquired Company, or for which an Acquired Company may otherwise be liable, as a member of any consolidated, affiliated, combined or similar group of which either Acquired Company is or has been, on or before the Closing Date, a member (including, without limitation, pursuant to Regulation section 1.1502-6 or any similar provision of state, local or non-US Tax law); and

(ix)    the matters referred to in Section 8.2(a)(ix) of the Seller Disclosure Schedule solely to the extent, for purposes of this Section 8.2(a)(ix), that such Losses are comprised of amounts paid or payable to any Governmental Entity.

Notwithstanding anything to the contrary in this Agreement, Seller Parent’s obligation to indemnify Purchaser Indemnitees pursuant to Section 8.2(a)(i) (relating to breaches or inaccuracies of representations or warranties) for Losses that both (x) are attributable to breaches of the representations included in Section 2.10 and (y) relate to Taxes attributable to any Taxable Period (or portion thereof) beginning after the Closing Date shall be limited to any such Losses resulting from, arising out of or relating to breaches or inaccuracies of the representations made in (i) Section 2.10(d) or (ii) Section 2.10(e).

(b)    Indemnification by Purchaser.    Subject to Section 8.1 and the other provisions of this ARTICLE VIII, from and after the Closing Date, Purchaser will defend, indemnify and hold harmless Seller Group and their respective officers, directors and employees (collectively, the “Seller Indemnitees”), from and against and in respect of any and all Losses incurred by any Seller Indemnitee resulting from, arising out of or relating to (regardless of whether or not such Indemnifiable Losses relate to any Third-Party Claim):

(i)    any breach or inaccuracy of any representation or warranty of Purchaser contained in ARTICLE III of this Agreement (it being understood and agreed that for purposes of determining whether a breach or inaccuracy of such representation or warranty has occurred and the amount of Losses to which any indemnification applies, each representation and warranty shall be read without regard and without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers or words of similar import contained in any such representation or warranty);

(ii)    any breach by Purchaser of any covenant or agreement contained in this Agreement;

(iii)    any Assumed Liabilities (except to the extent Seller Parent is required to indemnify the Purchaser Indemnities pursuant to Section 8.2(a) for such matter or such Losses result from, arise out of or are related to a breach or inaccuracy of any representation or warranty of Seller Parent contained in ARTICLE II hereunder, without regard to Section 8.1 or Section 8.2(c)); and

(iv)    except to the extent described in Section 8.2(a), Taxes imposed on an Acquired Company for any taxable period beginning after the Closing Date or, with respect to any Straddle Period, Taxes imposed on an Acquired Company that are allocable, pursuant to Section 5.4(a), to the portion of such period beginning after the Closing Date.

(c)    Limitations.    Notwithstanding anything to the contrary in this Agreement (A) no Purchaser Indemnitee will be entitled to indemnification for any Losses arising from a claim for indemnification pursuant to Section 8.2(a)(i) above until the aggregate amount of all Losses under all claims of all Purchaser Indemnitees for all such breaches or inaccuracies exceeds $1,850,000 (One Million Eight Hundred Fifty Thousand Dollars) (the “Deductible”), at which time only the portion of such Losses in excess of the Deductible will be subject to indemnification hereunder (subject to clauses (B) and (C) below); (B) there will be no obligation to indemnify under Section 8.2(a)(i) for any item or related set of items where the Losses relating thereto are less than $185,000 (One Hundred Eighty Five Thousand Dollars (the “De Minimis Amount”) (it being understood that such items will not be aggregated for purposes of the immediately preceding clause (A)); and (C) Seller Parent’s aggregate Liability for indemnification pursuant to subsection Section 8.2(a)(i) above will not exceed $18,500,000 (Eighteen Million Five Hundred Thousand Dollars) (the “Cap”); provided, however, that notwithstanding the foregoing, none of the Cap, the Deductible or the De Minimis Amount will apply with respect to any claim for indemnification based on fraud, any breach or inaccuracy of a Fundamental Representation or any breach or inaccuracy of a representation or warranty of Seller Parent contained in Section 2.10 (Taxes) or Section 2.14 (Sufficiency). Each indemnification payment to a Purchaser Indemnitee pursuant to Section 8.2(a)(i) that is subject to the Cap set forth in this Section 8.2(c) will reduce such Cap on a dollar-for-dollar basis and all equal and higher Caps set forth in this Section 8.2(c) by the aggregate amount of such payment. Except in the case of fraud and indemnification in respect of Sections 8.2(a)(iii), (iv), (v), (vi) and (viii), Seller Group’s aggregate Liability under this Agreement will in no event exceed the Purchase Price.

(d)    Seller Parent agrees and acknowledges that Purchaser’s right to indemnification under this ARTICLE VIII for any breach or inaccuracy of any representation or warranty of Seller Parent set forth in ARTICLE II related to compliance with Law or breach of Contract (except, for the avoidance of doubt, any representation or warranty regarding the occurrence or existence of any Action) shall not be limited or impacted by the disclosures regarding the Horizon CID set forth in the Seller Disclosure Schedule, and, solely for purposes of an indemnity claim under this ARTICLE VIII, such disclosure shall be disregarded for purposes of determining whether a breach or inaccuracy of such representation or warranty has occurred.

Section 8.3    Notice of Claim; Defense.    Subject in all respects to Section 8.3(e) for Covered DOJ Actions:

(a)    If (i) any third party or Governmental Entity institutes, threatens or asserts any Action or other claim that may give rise to Losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this ARTICLE VIII (a “Third-Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) may in good faith have a claim to be indemnified by an Indemnifying Party that does not involve a Third-Party Claim (a “Direct Claim”), then the Indemnified Party will promptly send to the Indemnifying Party a written notice specifying (to the extent known) the nature of such claim and the amount of all related Losses (a “Claim Notice”); provided, however, that any failure to give such Claim Notice or to provide any such facts or amounts will not affect the rights of the Indemnified Party except to the extent that such failure actually prejudices the Indemnifying Party and, to the extent prejudiced, the obligation of the Indemnifying Party shall be reduced to the extent of any actual monetary prejudice resulting from the Indemnified Party’s delay or failure to give any such notice.

(b)    In the event of a Third-Party Claim, the Indemnifying Party may elect to retain counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Action and will pay the fees, charges and disbursements of such counsel; provided, that, if the Indemnifying Party elects to assume the defense of such Third Party Claim, it shall (x) notify Purchaser in writing as promptly as reasonably practicable (but in no event later than twenty (20) days after receipt of the Third-Party Claim Notice) of its intent to do so, and (y) acknowledge in writing that it is obligated to indemnify the Indemnified Party with respect to such Third-Party Claim hereunder. Notwithstanding the foregoing, the parties hereto agree that Seller Parent shall assume and control the defense of the Horizon CID without any further action by Seller Parent. If the Indemnifying Party fails to take reasonable steps necessary to defend diligently the Third-Party Claim after notifying Purchaser (on behalf of the applicable Indemnified Party) of its assumption of the defense of such Third-Party Claim, the Indemnified Party may assume such defense, and the reasonable fees of its attorneys will be covered by the indemnity provided for in this ARTICLE VIII upon determination of the Indemnifying Parties’ indemnity obligations. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Action, provided, that (i) subject to the preceding sentence, the Indemnifying Party may elect to continue to control the defense of the Indemnified Parties in connection with such Action and (ii) the Indemnified Parties and their counsel will reasonably cooperate with the Indemnifying Party’s counsel in connection with such Action. The Indemnifying Party will have the right to settle, compromise or discharge a Third-Party Claim either (A) with the prior written consent of the applicable Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed) or (B) without any Indemnified Party’s consent if such settlement, compromise or discharge provides for no relief other than the payment of monetary damages (including monetary fines or penalties) and such monetary damages are paid in full by the Indemnifying Party, requires no admission of Liability by any Indemnified Party (with no right of indemnification or other contribution from the Indemnified Part or its Affiliates) and contains a full release of the Indemnified Party and its Affiliates from any Liabilities arising out of the Third-Party Claim. Notwithstanding the foregoing, if (i) the Indemnifying Party elects not to retain counsel reasonably satisfactory to the relevant Indemnified Parties and assume control of such defense of a Third-Party Claims within twenty (20) days of receiving a Claims Notice with respect to such Third-Party Claim, (ii) the Indemnified Party determines (after obtaining advice of counsel) that an actual or apparent conflict of interest exists between the Indemnifying Party and such Indemnified Party that precludes effective joint representation with respect to such Third-Party Claim, (iii) such Third-Party Claim involves a bona fide claim for injunctive relief against the Indemnified Party with respect to such Action or claim, (iv) such Third-Party Claim relates to or arises in connection with any criminal proceeding, Action, indictment, investigation or allegation or (v) Purchaser (on behalf of the applicable Indemnified Party) reasonably believes such Third-Party Claim, if adversely determined, would impair in any material respect the business or operations of the Indemnified Party or any of its Affiliates, then the Indemnified Party may upon twenty (20) days written notice to the Indemnifying Party retain counsel reasonably acceptable to the Indemnifying Party in connection with such Third-Party Claim and assume control of the defense of the Indemnified Parties in connection with such Third-Party Claim, and the fees, charges and disbursements of such counsel selected by the Indemnified Parties will be payable by the Indemnifying Party; provided, the Indemnifying Parties may continue to participate, at their own expense and through legal counsel of their choice, in any such Action. Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third-Party Claim, the parties hereto will cooperate in the defense thereof in accordance with Section 8.3(c) and, in the case of any Covered DOJ Action, in accordance with Section 8.3(e). Under no circumstances will the Indemnifying Party have any Liability in connection with any settlement of any Third-Party Claim that is entered into without its prior written consent (which will not be unreasonably withheld, conditioned or delayed).

(c)    From and after the delivery of a Claim Notice involving a Third Party Claim, at the written request of the Indemnifying Party, each Indemnified Party will grant the Indemnifying Party and its Representatives reasonable access during business hours, and only in such a manner as to not unreasonably interfere with the normal operations of the relevant Indemnified Party, to the books and records, Contracts, documents, personnel, premises and properties of the Indemnified Party to the extent reasonably related to the Claim Notice. Notwithstanding the foregoing or anything contained in this Agreement (but subject to Section 8.3(e)), no Indemnified Party will have any obligation to make available to the Indemnifying Party any information if making such information available would be reasonably likely to (i) jeopardize any attorney-client privilege (it being understood that the Indemnified Party will cooperate in any reasonable efforts and requests for waivers (including entry into a joint defense agreement or other arrangement, in a form reasonably satisfactory to the parties, if either party determines that such joint defense agreement or other arrangement is reasonably necessary to make available such information hereunder) or (ii) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which the Indemnified Party is a party) (it being understood that the Indemnified Party will cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the Indemnifying Party to occur without contravening such Law, duty or agreement). The Indemnified Party shall be entitled to reimbursement by the Indemnifying Party for all reasonable out-of-pocket expenses incurred in connection with any cooperation requested by the Indemnifying Party under this Section 8.3(c).

(d)    In the event of a Direct Claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations, such dispute will be resolved by litigation in a court of competent jurisdiction pursuant to Section 10.6. In the event of a dispute between an Indemnified Party and an Indemnifying Party relating to a Direct Claim, if the Indemnified Party and the Indemnifying Party reach an agreement to resolve such dispute, a memorandum setting forth such agreement will be prepared and signed by all applicable parties. In the event a dispute between an Indemnified Party and an Indemnifying Party relating to a Direct Claim results in litigation in a court of competent jurisdiction pursuant to Section 10.6, the final and non-appealable judgment with respect to such dispute will be final, binding and conclusive upon the parties thereto.

(e)    Notwithstanding anything to the contrary in this Agreement, with respect to: (A) the Horizon CID and (B) all investigations, litigation, appeals, or other legal proceedings arising out of or related to the facts and circumstances giving rise to the Horizon CID (each, clauses (A) and (B), a “Covered DOJ Action”) regardless of whether such investigations, litigation, appeals, or other legal proceedings arise (or a party becomes subject to such investigations, litigation, appeals, or other legal proceedings) prior to or after the Closing:

(i)    (A) the Indemnifying Party shall have control over and the right to direct the defense, appeals, or settlement, including the right to retain counsel of its choice and to assert and prosecute any applicable counterclaims, and (B) the Indemnifying Party will pay the fees, charges and disbursements of such counsel; provided, that if the Indemnifying Party fails to actively defend such Covered DOJ Action, then the Indemnified Parties shall have the option to retain counsel reasonably acceptable to the Indemnifying Party in connection with such Covered DOJ Action and assume control of the defense of the Indemnified Parties in connection with such Covered DOJ Action. If the Indemnifying Party assumes the defense of any such Covered DOJ Action in accordance with this Section 8.3(e), the Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Covered DOJ Action, provided, that subject to the preceding sentence, the Indemnifying Party may elect to continue to control the defense of the Indemnified Parties in connection with such Action and the Indemnified Parties and their counsel will reasonably cooperate with the Indemnifying Party’s counsel in connection with such Action.

(ii)    Without limitation to any other term of this Agreement, the Indemnified Party and its Affiliates shall cooperate with the Indemnifying Party in all reasonable respects in connection with any Covered DOJ Action, including promptly providing the Indemnifying Party with copies of all files or documents in its or any of its Affiliates’ possession relating to any Covered DOJ Action (to the extent not previously provided to the Indemnifying Party), making reasonably available to the Indemnifying Party the servers of the Indemnified Party and its Affiliates as necessary to facilitate access to such files or documents, and making reasonably available to the Indemnifying Party and its employees, counsel, experts, and representatives employees of the Indemnified Party or any of its Affiliates with knowledge of the matters at issue, at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Party).

(iii)    The Indemnified Party will not admit any liability, file any papers or consent to the entry of any judgment or enter into any settlement agreement, compromise or discharge with respect to any Covered DOJ Action without the prior written consent of the Indemnifying Party (except as set forth in the last sentence of this Section 8.3(e)(iii)). The Indemnifying Party will have the right to control (subject to the first proviso of Section 8.3(e)(i)), settle, compromise or discharge a Covered DOJ Action with DOJ or any private relator without any Indemnified Party’s consent, unless such a DOJ resolution includes an admission of liability, any required contribution or indemnification by the Indemnified Party or any commitment for equitable relief or conditions with any federal agency. The parties agree that for any settlement, compromise or discharge of a Covered DOJ Action subject to Section 8.2(a)(vi), such payment will be paid in full by Seller Parent or a member of the Seller Group (and not, for the avoidance of doubt, by the Acquired Companies or Purchaser). If a Covered DOJ Action involves a commitment for equitable relief or conditions with a federal agency other than DOJ or otherwise cannot be settled by the Indemnifying Party without consent of the Indemnified Party as set forth above in this Section 8.3(e)(iii), the Indemnifying Party will have the right to control (subject to the first proviso of Section 8.3(e)(i)), settle, compromise or discharge the matter with the prior written consent of the applicable Indemnified Party, which consent will not be unreasonably withheld, provided that the Indemnified Party may take into consideration the impact on the business of the Indemnified Party and its Affiliates. If a Covered DOJ Action is resolved with DOJ such that no further obligation or contribution is required or owed by the Indemnifying Party to any private relator or federal agency, and the only matter that remains is negotiation or resolution of prospective equitable conditions with a federal agency other than DOJ, then the Indemnified Party may control, settle and compromise (at the Indemnified Party’s own expense) such matter with such other federal agency, provided that such equitable conditions do not involve or burden the current business operations of the Indemnifying Party.

(iv)    The parties each shall keep the other informed of the status of any Covered DOJ Action and notify one another promptly following the assertion of any claims or filings of any court documents in connection with any Covered DOJ Action. The parties each shall notify the other promptly following its or any of its Affiliates’ receipt of any and all subpoenas, orders and material requests relating to any Covered DOJ Action.

(v)    Notwithstanding anything herein to the contrary, the Indemnified Party agrees that the Indemnifying Party’s counsel may maintain copies of all information, materials and documents that may be needed in connection with any Covered DOJ Action.

(vi)    The parties hereto agree to enter into a joint defense agreement in a form reasonably satisfactory to the parties prior to Closing.

(vii)    In the event of a conflict between this Section 8.3(e) and any other provision of this Agreement, this Section 8.3(e) shall control.

Section 8.4    Indemnification for Taxes.    Notwithstanding anything to the contrary herein, the following will apply to indemnification claims with respect to Taxes:

(a)    Payment of Indemnified Taxes.    Payment by the Indemnifying Party of any amount due under Section 8.2 will be made within ten (10) days following written notice by the Indemnified Party that payment of such amounts to the appropriate Taxing Authority is due, or, in the case of Taxes paid by any member of Seller Group thereof prior to the Closing, but that are the responsibility of Purchaser pursuant to Section 8.2 hereof, within ten (10) days following written notice that such Taxes have been paid; provided, that the Tax Indemnitee will comply with its obligation to promptly notify the Tax Indemnitor under Section 8.4(b); provided, further, that a Tax Indemnitor will not be required to make any payment earlier than two (2) days before the same is due to the appropriate Taxing Authority. Notwithstanding anything to the contrary herein, if Seller Parent receives an assessment or other notice of Taxes due with respect to the assets or income of the Acquired Companies or the Contributed Assets for which Purchaser is responsible pursuant to Section 8.2, then the Purchaser will pay such Taxes, or if any member of Seller Group (excluding, for the avoidance of doubt, the Acquired Companies after the Closing Date) pays such Taxes, then the Purchaser will pay to Seller Parent (or such Seller Parent Subsidiaries as designated by Seller Parent) the amount of such Taxes for which Purchaser is responsible within five (5) days following such payment. In the case of a Tax that is contested in accordance with the provisions of Section 8.4(b), payment of the Tax to the appropriate Taxing Authority will be considered to be due no earlier than the date of a Final Determination with respect to such Tax.

(b)    Contests.    The Tax Indemnitee will notify the Tax Indemnitor in writing promptly, and in any event within thirty (30) days, of becoming aware of the commencement after the Closing Date of any audit or administrative or judicial proceeding, or of any demand or claim on the Tax Indemnitee or any of its Affiliates by any Taxing Authority, which could give rise to a claim for indemnification under Section 8.2 (a “Tax Indemnification Event”); provided, that failure to promptly so notify the Tax Indemnitor will not reduce the Tax Indemnitor’s indemnity obligation hereunder, except to the extent the Tax Indemnitor’s ability to defend against such Tax Indemnification Event is actually prejudiced thereby. Such notice will contain factual information (to the extent known to the Tax Indemnitee or its Affiliates) with respect to the Tax Indemnification Event in reasonable detail and will include copies of any notice or other written communication received from any Taxing Authority in respect thereof.

(c)    Subject to Section 8.4(e), the Tax Indemnitor may elect to direct, through counsel of its own choosing and at its own expense, any audit, claim for refund and administrative or judicial proceeding involving any Taxes for which indemnity could be sought from the Tax Indemnitor under Section 8.2 (any such audit, claim for refund or proceeding is referred to herein as a “Contest”). If the Tax Indemnitor elects to direct a Contest, it will promptly notify the Tax Indemnitee of its intent to do so and in any event within sixty (60) days of receipt of the notice of the Tax Indemnification Event relating to such Contest and, if requested by the Tax Indemnitee, the Tax Indemnitor will furnish to the Tax Indemnitee in due course, as a condition to further pursuing such Contest, an opinion of the Tax Indemnitor’s independent tax counsel to the effect that the Tax Indemnitor has a reasonable basis to pursue such Contest. In the case of any Contest, the Tax Indemnitee and each of its Affiliates, as the case may be, will cooperate with the Tax Indemnitor in good faith in order to contest effectively any such Contest. The Tax Indemnitor will, on demand, reimburse all “out of pocket” costs and expenses which the Tax Indemnitee or its Affiliate may incur in connection with such Contest (but not in connection with exercising the right of attendance described below), including reasonable attorneys’ and accountants’ fees and disbursements. The Tax Indemnitee or its duly appointed representatives will be allowed to attend all meetings between the Tax Indemnitor and the Taxing Authority in question and will be provided with copies of all material correspondence and documents relating to such Contest. If the Tax Indemnitor fails to notify the Tax Indemnitee of its election as herein provided, the Tax Indemnitee and each of its Affiliates, as applicable, may (but shall not be required to) pay, compromise or contest such asserted Tax liability and will be reimbursed by the Tax Indemnitor for all “out of pocket” costs and expenses, including reasonable attorneys’ and accountants’ fees and disbursements incurred pursuant to this sentence to the extent attributable to a Tax liability indemnifiable by the Tax Indemnitor hereunder. If the Tax Indemnitor notifies the Tax Indemnitee of its election as herein provided, neither the Tax Indemnitee nor any of its Affiliates may settle or compromise any asserted Tax liability without the written consent of the Tax Indemnitor; provided, however, that consent to settlement or compromise will not be unreasonably withheld or delayed. If the Tax Indemnitor chooses to direct the Contest, the Tax Indemnitee will promptly empower and will cause each of its Affiliates, as applicable, promptly to empower (by power of attorney and such other documentation as may be necessary and appropriate) such representatives of the Tax Indemnitor as it may designate to represent the Tax Indemnitee and any relevant Affiliate in the Contest insofar as the Contest involves an asserted Tax liability for which the Tax Indemnitor could be liable under Section 8.2.

(d)    Subject to making any payment or deposit as may be required by Law as a precondition to pursuing any judicial determination, the Tax Indemnitor may cause a Contest to be prosecuted to a determination in a court of initial jurisdiction, but the Tax Indemnitor may not cause such Contest to be prosecuted to a determination in an appellate court.

(e)    Nothing contained herein will permit the Tax Indemnitor to control any such Contest, if the Tax Indemnitee and each of its Affiliates, as applicable, will waive the payment by the Tax Indemnitor of any amount that might otherwise be payable by the Tax Indemnitor hereunder by way of indemnity in respect to such Contest. Upon any such waiver, the Tax Indemnitee will repay to the Tax Indemnitor any payments made by the Tax Indemnitor to any Taxing Authority in such Contest (together with interest, from the date the payment to the Taxing Authority was made by the Tax Indemnitor to the date of repayment by the Tax Indemnitee, at the statutory rate which will be applicable from time to time with respect to deficiencies for the Taxes in question).

Section 8.5    Exclusive Remedy.    Notwithstanding any other provision of this Agreement to the contrary, except as expressly provided otherwise and except in the case of fraud, this ARTICLE VIII will be the sole and exclusive remedy of the Indemnitees from and after the Closing Date for any claims arising under this Agreement, including claims of breach or inaccuracy of any representation or warranty; provided, however, that the foregoing will not be deemed a waiver by any party of any right to seek specific performance or injunctive relief.

Section 8.6    Limitation on Set-Off.    Neither Purchaser nor Seller Parent will have any right to set off any unresolved indemnification claim pursuant to this ARTICLE VIII against, and there will not otherwise be any right to set off in the event of the non-performance of any obligation to make, (a) any payment due pursuant to this Agreement, or (b) any payment due under any other Transaction Document.

Section 8.7    Effect of Insurance, Taxes and Other Recoveries.

(a)    The amount of any Losses for which indemnification is provided under this ARTICLE VIII will be reduced by (i) any amounts that are actually recovered (net of reasonable out-of-pocket costs of collection) by the Indemnified Party or any of its Affiliates from any third party with respect to such Losses and (ii) any insurance proceeds (net of reasonable out-of-pocket costs of collection, any deductible or self-insured retention amount and any prospective and retrospective premium adjustments) or other cash receipts or source of reimbursement that are actually received by the Indemnified Party or any of its Affiliates with respect to such Losses. If any amount to be reduced under this Section 8.7 from any payment required under this ARTICLE VIII is determined after the date on which the Indemnifying Party is required pursuant to this ARTICLE VIII to pay such indemnification claim, the Indemnified Party will promptly reimburse the Indemnifying Party any amount that the Indemnifying Party would not have had to pay pursuant to this ARTICLE VIII had such determination been made at the time of such indemnification payment by the Indemnifying Party. If, as a result of any indemnified event relating to a Loss, the Indemnified Party realizes an actual reduction in cash Taxes paid, or receives an actual cash refund of Taxes paid, in each case with respect to the year in which such indemnified event occurs, the Indemnified Party shall (within ten (10) days after such reduction or refund) pay to the Indemnifying Party the amount of such reduction or refund. For purposes of the preceding sentence, it shall be assumed that any deduction or losses attributable to the indemnified event are the last deductions or losses taken on the Indemnified Party’s Tax Return for the year in which the indemnified event occurs. For the avoidance of doubt, the amount of any indemnification payment payable by the Indemnifying Party shall be determined without regard to any reduction in, or refund of, Taxes realized by the Indemnified Party.

Section 8.8    No Double Recovery.    Notwithstanding the fact that any Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement related to any fact, event, condition or circumstance, no Person will be entitled to recover the same amount of any Losses suffered by such Person more than once under this Agreement and the Transaction Documents (i.e., no “double recovery”) in respect of such fact, event, condition or circumstance, and, with respect to any fact, event, condition or circumstance for which a specific line item liability has been included as a Current Liability and taken into account in the calculation of the Net Working Capital, an Indemnifying Party will not be liable for the amount by which the Purchase Price is reduced as a result of such inclusion, when compared against the calculation of the Purchase Price where Net Working Capital is calculated without such liability included as a Current Liability.

Section 8.9    Tax Treatment of Indemnity Payments.    Seller Parent and Purchaser agree to treat any indemnity payment made pursuant to this ARTICLE VIII as an adjustment to the Purchase Price for all applicable Tax purposes, including for U.S. federal income Tax and for state Tax purposes.

ARTICLE IX

TERMINATION

Section 9.1    Termination.    At any time prior to the Closing (except as limited as to time in the case of subsection (b) below), this Agreement may be terminated:

(a)    by mutual written consent of Purchaser and Seller Parent;

(b)    by either Purchaser or Seller Parent, if the Closing has not occurred on or before December 1, 2017 (the “Termination Date”); provided, that the right to terminate this

Agreement under this subsection will not be available to any party whose breach of this Agreement was a principal cause of the failure of the Closing to occur on or before the Termination Date;

(c)    by either Purchaser or Seller Parent, if any Law is in effect or any Governmental Entity has issued an Order or taken any other action which permanently restrains, enjoins or otherwise prohibits the consummation of the Closing and such Order or other action has become final and non-appealable; provided, however, that the right to terminate under this Section 9.1(c) will not be available to any party whose breach of this Agreement has been the principal cause of such action;

(d)    by Purchaser, if Seller Parent has breached any representation, warranty, covenant, obligation or agreement contained herein such that the conditions set forth in Section 6.1(a) would not be satisfied if the date of such termination was the Termination Date, which breach is incapable of being cured by the Termination Date, or, if capable of being cured by the Termination Date, has not been cured prior to the earlier of (x) thirty (30) days after delivery of written notice of such breach and (y) the Termination Date; provided, however, that Purchaser is not then in material breach of any of its covenants, obligations or agreements in this Agreement; or

(e)    by Seller Parent, if Purchaser has breached any representation, warranty, covenant, obligation or agreement contained herein such that the conditions set forth in Section 6.2(a) would not be satisfied if the date of such termination was the Termination Date, which breach is incapable of being cured by the Termination Date, or, if capable of being cured by the Termination Date, has not been cured prior to the earlier of (x) thirty (30) days after delivery of written notice of such breach and (y) the Termination Date; provided, however, that Seller Parent is not then in material breach of any of its covenants, obligations or agreements in this Agreement.

(f)    The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than subsection (a)) will give written notice of such termination to the other party.

Section 9.2    Effect of Termination.    In the event of termination of this Agreement as provided in Section 9.1, this Agreement will be of no further force and effect and there will be no Liability or obligation on the part of Purchaser, Seller Group or their respective officers, directors, shareholders, Affiliates or Representatives; provided, however, that notwithstanding anything herein to the contrary, (i) the last sentence of Section 4.3(b), the last sentence of Section 4.4, the provisions of Section 5.1, Section 5.2, this Section 9.2, ARTICLE X and the NDA will remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein will relieve any party hereto from Liability from the foregoing provisions or in connection with fraud or any willful (in the sense that such action was taken intentionally with the knowledge that such action would constitute or would reasonably be likely to constitute a violation of this Agreement) breach of this Agreement prior to termination of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1    Entire Agreement; Assignment; Successors.    This Agreement (including the Annexes and Exhibits hereto), the Seller Disclosure Schedule, the NDA and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. This Agreement may not be assigned by operation of Law or otherwise; provided, however, that Purchaser may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly-owned Subsidiary of Purchaser (each, a “Purchaser Designee”); provided, further, that any such assignment will not relieve Purchaser of its obligations under this Agreement and any such Purchaser Designee executes a joinder to this Agreement. Any purported assignment of this Agreement in contravention of this Section 10.1 will be null and void and of no force or effect. Subject to the preceding sentences of this Section 10.1, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Transaction Document, the terms of this Agreement will govern.

Section 10.2    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect, so long as the economic or legal substance of the transaction contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the Transactions will be consummated as originally contemplated to the fullest extent possible.

Section 10.3    Notices.    All notices and other communications hereunder will be in writing and will be deemed duly given (i) on the date of delivery if delivered personally, (ii) if by facsimile, upon electronic confirmation of receipt by facsimile, (iii) on the date delivered if sent by email (provided confirmation of email receipt is obtained) and the sender, within two (2) Business Days of the electronic mail transmission, sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (iv) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier or (v) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. In addition to the requirements of the immediately foregoing sentence, a copy (which copy will not constitute notice) of all notices and other communications hereunder will be sent by email, with the subject line “Project Emerald Notice.” All notices hereunder will be delivered to the addresses set forth below:

(a)    if to Purchaser:

Allscripts Healthcare, LLC

c/o Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

Attention:     General Counsel

Fax:              (919) 800-6051

Email:           brian.farley@allscripts.com

with a copy to (which copy will not constitute notice):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention:     Gary D. Gerstman

Fax:              (312) 853-7036

Email:           ggerstman@sidley.com

(b)	if to Seller Group:

McKesson Corporation

One Post Street, 32nd Floor

San Francisco, CA 94104

Attention:    General Counsel

Fax:             (415) 983-8826

Email:          Lori.schechter@mckesson.com

with a copy to (which copy will not constitute notice):

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, CA 94025

Attention:     Alan F. Denenberg

Fax:              (650) 752-3604

Email:           alan.denenberg@davispolk.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 10.4    Attorneys’ Fees.    In the event an Action is brought to enforce or interpret any provision of this Agreement, the prevailing party will be entitled to recover reasonable attorneys’ fees and costs in an amount to be fixed by the court.

Section 10.5    Governing Law.    This Agreement will in all respects be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 10.6    Submission to Jurisdiction.    The parties hereby irrevocably submit to the jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any Delaware state court or federal court of the United States located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement, the Transaction Documents and of the documents referred to in this Agreement and the Transaction Documents, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement of this Agreement, the Transaction Documents or of any such other document, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, any Transaction Document or any such other document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 10.3 as permitted by applicable Law, will be valid and sufficient service thereof.

Section 10.7    Interpretation; Article and Section References.    The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references in this Agreement to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules are references to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules, respectively, in and to this Agreement, unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The words “include” or “including” mean “include, without limitation,” or “including, without limitation,” as the case may be, and the language following “include” or “including” will not be deemed to set forth an exhaustive list. The word “or” will not be limiting or exclusive. References to days are to calendar days; provided, that any action otherwise required to be taken on a day that is not a Business Day will instead be taken on the next Business Day. As used in this Agreement, the singular or plural number will be deemed to include the other whenever the context so requires. Any capitalized terms used in any Annex, Exhibit, Schedule or other Transaction Document but not otherwise defined therein will have the meaning as defined in this Agreement. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. For the purposes of ARTICLE II, the term “Seller Group” means Seller Group and, solely to the extent related in each case to the EIS Business or the Transactions (as applicable), its Affiliates and McKesson Technologies, Inc.

Section 10.8    No Third-Party Beneficiaries.    This Agreement will be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided in Section 8.2, nothing in this Agreement is intended to or will confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.9    Counterparts; Electronic Signature.    This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original but all of which will constitute one and the same agreement. This Agreement may be executed by facsimile or electronic signature in portable document format (.pdf) and a facsimile or electronic signature in portable document format (.pdf) will constitute an original for all purposes.

Section 10.10    Amendment and Modification.    This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by an authorized representative of each of the parties.

Section 10.11    Specific Performance.    Each of the parties hereby acknowledges and agrees that irreparable injury would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that any breach of this Agreement could not adequately be compensated in all cases by monetary damages alone. Accordingly, the parties acknowledge and agree that, prior to a valid termination of this Agreement pursuant to Section 9.1, the parties will be entitled, without posting a bond or similar indemnity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court as specified in Section 10.6 in addition to any other remedy to which they are entitled at law or in equity.

Section 10.12    Fees and Expenses.    Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the other Transaction Documents and the Transactions will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, that in the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by any other party.

Section 10.13    Waivers.    No failure or delay of a party in exercising any right or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of any party to any such waiver will be valid only if set forth in a written instrument executed and delivered by such party.

Section 10.14    No Presumption Against Drafting Party.    The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 10.15    WAIVER OF JURY TRIAL.    EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO (WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY OR OTHERWISE), IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY FURTHER

AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ALLSCRIPTS HEALTHCARE, LLC

By:	/s/ Richard Poulton
Name: Richard Pouton
Title: President

MCKESSON CORPORATION

By:	/s/ Bansi Nagji
Name: Bansi Nagji
Title: Executive Vice President

[Signature page to Purchase Agreement]

ANNEX A-1

CERTAIN DEFINITIONS

For the purposes of this Agreement, the following capitalized terms will have the meanings set forth below (which will apply equally to both the singular and plural forms of such terms):

“Accounts Payable” means any trade accounts payable, accrued expenses and other rights to payment owed by any Acquired Company (other than to an Acquired Company) as determined in accordance with GAAP, and the Acquired Companies’ historical accounting policies applied on a consistent basis (after taking into account the Contribution).

“Accounts Receivable” means any trade accounts receivable, amounts to be paid for work in process and all other rights to payment owed to any Acquired Company (other than from an Acquired Company), net of allowance for doubtful accounts, as determined in accordance with GAAP, and the Acquired Companies’ historical accounting policies applied on a consistent basis (after taking into account the Contribution).

“Acquired Companies” has the meaning set forth in the recitals.

“Acquired Company Employee Plan” means all Seller Employee Plans sponsored or maintained by the U.S. Acquired Company or the Canada Acquired Company.

“Acquired Company Permits” has the meaning set forth in Section 2.5(b).

“Acquired Company Organizational Documents” has the meaning set forth in Section 2.3.

“Acquisition Proposal” has the meaning set forth in Section 4.5.

“Action” means any claim, action, cause of action, suit, demand, inquiry, or legal, regulatory or administrative proceeding, or investigation by or before any Governmental Entity, or any other arbitration, mediation, or similar proceeding.

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned Person; provided, that (a) neither Change Healthcare nor any of its Subsidiaries or Affiliates shall be deemed an Affiliate of any member of Seller Group or its Affiliates and (b) following the Closing, the U.S. Acquired Company and the Canada Acquired Company shall be deemed the Affiliates of Purchaser and shall not be deemed Affiliates of any member of Seller Group or its Affiliates. For the purposes of this definition, “control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

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“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” means the HSR Act and any other applicable antitrust, competition, trade regulation or merger control Law.

“Assumed Liabilities” has the meaning set forth in Section 1.1(c).

“Assumed Retention Bonuses” has the meaning set forth in Section 5.3(e).

“Balance Sheet Date” means June 30, 2017.

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in the State of California and Toronto, Ontario.

“Canada Acquired Company” has the meaning set forth in the recitals.

“Canada Acquired Company Equity” has the meaning set forth in the recitals.

“Canada EIS Business” has the meaning set forth in the Recitals.

“Canada Seller” has the meaning set forth in the recitals.

“Cap” has the meaning set forth in Section 8.2(c).

“Cash” means cash and cash equivalents, bank accounts and securities owned, held or used by the Acquired Companies, determined in accordance with the accounting methodologies used in the Financial Information and Annex A-3, excluding any cash deposits, cash in reserve or escrow accounts, custodial cash and cash subject to a lockbox, dominion, control or similar agreement or otherwise subject to any legal or contractual restriction on the ability to freely transfer or use such cash for any lawful purpose.

“Cash Adjustment” has the meaning set forth in Section 1.3(a).

“Change Healthcare” means Change Healthcare LLC (f/k/a PF2 NewCo LLC), a Delaware limited liability company.

“Change Healthcare Agreements” means that certain Agreement of Contribution and Sale, dated as of June 28, 2016 (as amended by Amendment No. 1 thereto and as may be further amended from time to time), by and among Seller Parent, Change Healthcare, Change Healthcare Intermediate Holdings, LLC (f/k/a PF2 NewCo Intermediate Holdings, LLC), a Delaware limited liability company, Change Healthcare Holdings, LLC (f/k/a PF2 NewCo Holdings, LLC), a Delaware limited liability company, HCIT Holdings, Inc., a Delaware corporation, Change Healthcare, Inc., a Delaware corporation, certain affiliates of The Blackstone Group, L.P. and certain affiliates of Hellman & Friedman LLC, each related Transaction Document (as defined therein) and each other agreement entered into between an Acquired Company and Change Healthcare prior to the date hereof.

“Claim Notice” has the meaning set forth in Section 8.3(a).

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“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Closing Statement” has the meaning set forth in Section 1.2(c).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercially Available Technology” means Technology and related Intellectual Property Rights owned by a third party and used in the operation of the EIS Business that is generally available on a commercial basis, has been licensed to a member of the Seller Group for internal use on a non-exclusive basis, and is not customized for the EIS Business.

“Company Offerings” means all products and services that are marketed, sold or licensed by the EIS Business.

“Competing Business” means the business of providing (i) electronic medical record and revenue cycle software systems in the acute care hospital setting, (ii) enterprise document and records management software in the acute care hospital setting, and (iii) remote hosting and IT outsourcing for existing EIS products; provided, that, for the avoidance of doubt, the term “acute care hospital setting” as used in this Agreement does not include any ambulatory/out-patient physician practice, including any specialty (e.g., oncology, gastroenterology, ophthalmology, urology, neurology, rheumatology) or any pharmacy (e.g., retail, specialty or hospital), laboratory, or post-acute care settings.

“Contributed Assets” has the meaning set forth in the recitals.

“Contributed Liabilities” has the meaning set forth in the Contribution Agreement.

“Contribution” has the meaning set forth in the recitals.

“Contribution Agreements” means the Contribution Agreements in substantially the form attached hereto as Exhibit E-1 and Exhibit E-2.

“Consents” means consents, assignments, Permits, Orders, certifications, concessions, franchises, approvals, authorizations, registrations, filings, registrations, waivers, clearances, declarations or filings with, of or from any Governmental Entity, parties to Contracts or any third Person.

“Confidentiality Agreement” has the meaning set forth in Section 5.1.

“Continuing Employee” has the meaning set forth in Section 5.3(a).

“Contest” has the meaning set forth in Section 8.4(c).

“Contract” means any legally binding contract, subcontract, agreement, instrument, option, lease, sublease, license, sales and purchase order, warranty, note, bond, mortgage, indenture, obligation, commitment, arrangement undertaking or understanding, including any amendments, modifications, and supplements, in each case, thereto.

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“Copyleft License” means an “open source” Software license that requires, as a condition of use, modification and/or distribution of the Software distributed under such license, that other Software linked to, integrated with, or derived from such Software also be distributed under such license or be made available or distributed in source code form.

“Copyrights” means copyrights and ancillary rights with respect to Works of Authorship and all registrations thereof and applications therefor throughout the world including moral and economic rights of authors and inventors, however denominated.

“Covered DOJ Action” has the meaning set forth in Section 8.3(e).

“Current Assets” means the: (i) Accounts Receivable and (ii) prepaid expenses and other current assets of the Acquired Companies, in each case determined in accordance with the accounting methodologies used in the Financial Information and Annex A-3. Notwithstanding the foregoing, “Current Assets” will not include Cash, or take into account any Tax assets.

“Current Liabilities” means the: (i) Accounts Payable, (ii) fifty (50%) of all current and non-current Liabilities for collected deferred revenue, and (iii) all other current liabilities of the Acquired Companies (including uncollected current deferred revenue), in each case determined in accordance with the accounting methodologies used in the Financial Information and Annex A-3. Notwithstanding the foregoing, “Current Liabilities” will not include Indebtedness, the Assumed Retention Bonuses, Severance Obligations, any Seller Transaction Expenses or any Tax liabilities.

“Databases” means databases and other compilations and collections of data or information.

“Deductible” has the meaning set forth in Section 8.2(c).

“De Minimis Amount” has the meaning set forth in Section 8.2(c).

“Direct Claim” has the meaning set forth in Section 8.3(a).

“DOJ” means the U.S. Department of Justice.

“Dollars” or “$” means the lawful currency of the United States, and all references to monetary amounts herein will be in Dollars unless otherwise specified herein.

“Domain Names” means Internet domain names, uniform resource locators, and other names and locators associated with the Internet, and all worldwide rights in, arising out of, or associated therewith.

“EIS Business” means the business of McKesson Corporation’s McKesson Technology Solutions external financial reporting segment providing hospitals and health systems in the United States and Canada with electronic health record and clinical management software and

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services, revenue cycle management software and services, supply chain software and services, document management software and services, intelligent coding software and services, laboratory and surgery management software and services, information technology outsourcing, and remote hosting services.

“EIS Employee” means each employee of any member of the Seller Group who is regularly scheduled to spend the majority of his or her working time in support of the EIS Business.

“EIS Contractor” has the meaning set forth in Section 2.8(a).

“EIS Licensed Intellectual Property” means (i) all of the Technology and Intellectual Property Rights owned by a third party and licensed or sublicensed to the EIS Business or for which the EIS Business has obtained a license, right, authorization or covenant not to be sued primarily relating to the EIS Business and (ii) the licenses listed on Schedule 1.01(c) of the Contribution Agreement, including as of the Closing Date.

“EIS Owned Intellectual Property” means all Technology and Intellectual Property Rights owned, or purported to be owned, by Seller Parent and its Subsidiaries that primarily relates to the EIS Business, including: (i) the Transferred Domestic Intellectual Property and (ii) all Technology and Intellectual Property Rights owned, or purported to be owned, by the Acquired Companies (other than the Transferred Domestic Intellectual Property), including, but not limited to, Technology and Intellectual Property Rights set forth or listed on Schedule 1.01(a) of the Seller Disclosure Schedule.

“EIS Software” means Software of other Technology included in the Company Offerings and owned (or purported to be owned), developed, used, marketed, distributed, licensed, or sold by any member of the Seller Group (other than Commercially Available Technology).

“Encumbrance” means any charge, condition, mortgage, lien, deed of trust, option (including any right to acquire), proxy, voting trust, pledge, hypothecation, pre-emptive right, security interest, easement, encroachment, right of first refusal or first offer, or any other similar restriction or encumbrance, including any restriction on or transfer or other assignment, as security or otherwise, or any agreement to create any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with any member of Seller Group and that, together with any member of Seller Group, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Estimated Cash” has the meaning set forth in Section 1.2(c).

“Estimated Closing Payment” has the meaning set forth in Section 1.2(b).

“Estimated Indebtedness” has the meaning set forth in Section 1.2(b).

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“Estimated Net Working Capital Deficiency” has the meaning set forth in Section 1.2(c).

“Estimated Net Working Capital Surplus” has the meaning set forth in Section 1.2(c).

“Excluded Assets” has the meaning set forth in Section 1.1(b).

“Excluded Liabilities” has the meaning set forth in Section 1.1(c).

“Expiration Date” has the meaning set forth in Section 8.1(b).

“FDA” has the meaning set forth in Section 2.18(a).

“Final Closing Payment” has the meaning set forth in Section 1.2(b).

“Final Determination” means, with respect to any Taxes for a Taxable Period, (a) a closing or settlement agreement entered into with a Taxing Authority establishing the amount of such Taxes, or (b) a final decision of a court of competent jurisdiction with respect to such Taxes that is non-appealable or in respect of which the period for appeal has lapsed.

“Final Post-Closing Adjustment” has the meaning set forth in Section 1.3(e).

“Financial Information” means the unaudited balance sheets and statements of operations of the Acquired Companies, as of and for the fiscal years ended March 31, 2017 and 2016 and as of and for the three months ended June 30, 2017.

“Financing” means any debt or equity financing transaction entered into by Purchaser or one of its Affiliates to fund all or a portion of the Purchase Price payable under this Agreement.

“Fundamental Claims Expiration Date” has the meaning set forth in Section 8.1(b)(i).

“Fundamental Representation” has the meaning set forth in Section 8.1(b)(i).

“GAAP” means generally accepted accounting principles in the United States.

“Government Health Care Program” shall mean a federal or state health care program as defined by 42 U.S.C. § 1320a-7b(f) and any implementing regulations thereto, including, but not limited to Medicare, Medicaid, the Children’s Health Insurance Program (CHIP), the U.S. Department of Veterans Affairs, TRICARE and similar or successor programs that are funded, in whole or in part, by the government of the United States of America.

“Governmental Entity” means any federal, national, supranational, state, provincial, local or similar government (or political subdivision thereof), governmental, regulatory, administrative or quasi-governmental authority, branch, board, office agency, commission or other body, or any court, tribunal, or arbitral or judicial body (including any grand jury), whether domestic or foreign, including any securities exchange, any university, college, other educational institution, research center or other similar research funding authority, and any taxing body or authority, and any instrumentality of any of the foregoing or any other entity, body or organization exercising governmental or quasi-governmental power or authority, including any electronic health record technology accreditation or certification body.

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“Healthcare Laws” means all foreign, federal, state, and local Laws, whether criminal or civil, relating to the regulation, provision or administration of, or billing or payment for, healthcare products or services, including but not limited to: (i) the Medicare and Medicaid Statutes (Titles XVIII and XIX of the Social Security Act); (ii) TRICARE (10 U.S.C. Section 1071 et seq.); (iii) Veterans Health Administration Program (38 U.S.C. Chapter 17); (iv) fraud and abuse law, including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the federal criminal False Statements Law (42 U.S.C. §1320a-7b(a)), the federal Civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the federal Civil Monetary Penalties law (42 U.S.C. § 1320a-7a), the federal Exclusion Laws (42 U.S.C. § 1320a-7), the federal Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the federal Stark Law (42 U.S.C. § 1395nn), and all criminal laws relating to health care fraud and abuse (e.g., 18 U.S.C. §§ 286, 287, 664, 666, 669, 1001, 1035, 1341, 1343, 1347); (v) the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), including 45 C.F.R. Parts 160, 162 and 164 (the “HIPAA Rules”) and the healthcare fraud criminal provisions under HIPAA (42 U.S.C. §1320d et seq.); (vi) the Public Health Service Act (42 U.S.C. § 201 et seq.); (vii) the American Recovery and Reinvestment Act of 2009 and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, including but not limited to provisions governing the “meaningful use” of electronic health records, 42 C.F.R. Part 495; (viii) all Laws relating to the provision or administration, payment, coverage, coding or reimbursement of healthcare products or services; and (ix) the federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.); each of (i) through (ix) as amended from time to time; and all comparable foreign, federal, state and local Laws for any of the foregoing and the rules, regulations, and guidance promulgated pursuant to all such Laws, each as amended from time to time.

“Horizon CID” has the meaning set forth in Section 8.2(a)(vi) of the Seller Disclosure Schedule.

“HSR Act” has the meaning set forth in Section 2.4(b).

“Inbound License Agreement” means any Contract pursuant to which a third party has granted or agreed to grant to any member of Seller Group any license or right to use or practice, or covenant not to assert or enforce, any Technology or Intellectual Property Rights of the third party, but solely to the extent included in the EIS Licensed Intellectual Property.

“Indebtedness” means, without duplication: (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of each Acquired Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise (in each case, whether short-term or long-term); (b) all deferred indebtedness of each Acquired Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business); (c) all obligations of

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each Acquired Company to pay amounts under capital leases; (d) all outstanding reimbursement obligations of each Acquired Company with respect to letters of credit, surety bonds, bankers’ acceptances or similar facilities issued for the account of any Acquired Company; (e) all obligations of each Acquired Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all obligations secured by any Encumbrance existing on property owned by any Acquired Company; (g) all guaranties, endorsements, assumptions and other contingent obligations of each Acquired Company in respect of, or to purchase or to otherwise acquire, the indebtedness of others; (h) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the transactions contemplated by the Agreement or in connection with any lender consent; (i) all obligations of each Acquired Company, whether interest bearing or otherwise, owed to the Seller Group or any Affiliate of the Seller Group; and (j) the portion of Assumed Retention Bonuses and Severance Obligations that are accrued by the Acquired Companies as of Closing (current and non-current), including any related payroll taxes, in each case, calculated in accordance with the accounting methodologies used in the Financial Information.

“Indebtedness Adjustment” has the meaning set forth in Section 1.3(a).

“Indemnified Party” has the meaning set forth in Section 8.3(a).

“Indemnifying Party” has the meaning set forth in Section 8.3(a).

“Indemnitees” means Purchaser Indemnitees and Seller Indemnitees.

“Independent Accountant” has the meaning set forth in Section 1.3(d).

“Initial Purchase Price” has the meaning set forth in Section 1.2(a).

“Intellectual Property License Agreement” means the intellectual property license agreement in substantially the form attached hereto as Exhibit D.

“Intellectual Property Rights” means any and all industrial and intellectual property rights and all rights associated therewith, throughout the world, including all (i) Patents; (ii) Copyrights; (iii) other rights with respect to Software and other Technology, including registrations of rights with respect to Software and applications for rights with respect to Software; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks, and all registrations thereof and applications therefor; (vi) rights with respect to Domain Names, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; (viii) rights with respect to Databases, including registrations thereof and applications therefor; and (x) any rights equivalent to any of the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” has the meaning set forth in Section 2.17(d).

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“Knowledge” or any similar phrase means, with respect to Seller Parent or Seller Group, the knowledge, after reasonable inquiry, of the individuals set forth on Annex A-2.

“Law” means any federal, state, territorial, foreign, local, municipal or other law (including common law), statute, constitution, act, law, treaty, ordinance, regulation, administrative interpretation, directive, license, permit, rule, code, executive order, injunction, judgment, edict, decree, writ, or other requirement, including any successor provisions thereof, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of Governmental Entity.

“Leases” has the meaning set forth in Section 2.15.

“Leased Properties” has the meaning set forth in Section 2.15.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Licensed Company Offerings” has the meaning set forth in Section 5.6(b).

“Licensed Seller-Retained Trademarks” has the meaning set forth in Section 5.6(b).

“LIS” has the meaning set forth in Section 5.8(a)(i)(A).

“Losses” means any and all deficiencies, judgments, settlements, assessments, liabilities, losses, damages (excluding any exemplary, special, indirect, consequential, remote, speculative, punitive or treble damages (other than any such damages payable to a third Person), lost profits or internal costs (it being understood that harm to reputation and business distraction constitute indirect or consequential damages)), fines, penalties, costs, expenses (including reasonable legal, accounting and other costs and expenses of professionals) incurred in connection with, defending, settling or otherwise satisfying any and all Actions, assessments, judgments or appeals, and in seeking indemnification therefor, and interest on any of the foregoing to the extent that interest is awarded thereon. For purposes of Section 8.2(a)(vi), “Losses” shall include claims from any customer who is required to pay damages, fines or penalties to any Governmental Entity arising out of or relating to the Covered DOJ Actions, limited to the amount of any such damages, fines, or penalties paid to such Governmental Entity.

“made available” (or words of similar import) means that, on or before 5:00 p.m. Pacific time on the Business Day immediately preceding the date of this Agreement, Seller Parent has posted complete and correct copies of such materials to the virtual data room managed by Seller Parent, provided, that Purchaser will have been granted access to such virtual data room prior to such time in connection with the Transactions.

“Material Adverse Effect” means any changes, circumstances, conditions, events, effects, states of facts or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have, a material adverse effect on (a) the business, financial condition, assets,

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liabilities, or results of operations of the EIS Business, taken as a whole, or (b) the ability of any member of the Seller Group or the Acquired Companies to consummate the Transactions; provided, however, that a “Material Adverse Effect” will not include changes, conditions, events, circumstances, effects, or occurrences (individually or taken together) resulting from or arising out of (i) any change generally affecting the industries in which the EIS Business operates; (ii) any change in the financial, banking, credit or securities markets or any change in general international, national, or regional economic or financial conditions; (iii) the announcement or consummation of the Transactions, including the impact thereof on the relationships of the EIS Business with employees, customers, suppliers, vendors or other similar third parties, (iv) any changes in any industry standards; (v) any changes in any applicable Laws or Orders; (vi) any changes in GAAP; (vii) any changes in general political conditions, including acts of terrorism, declaration or commencement of a new war, material escalation of current wars, or other global unrest or international hostilities; (viii) earthquakes, hurricanes, floods, acts of God, or other natural disasters; (ix) compliance with the terms of the Transaction Documents (including any action required by this Agreement or for which Purchaser has specifically requested in writing); or (x) the failure or inability of the EIS Business to meet any projections, forecasts, or estimates of revenues or earnings (provided that the underlying cause or basis for the EIS Business to meet such projections or forecasts or revenue or earnings predictions shall not be excluded by this clause (x)); provided, further, however, that in the case of each of the foregoing clauses (i), (iv), (vii) and (viii) only, any such change, event, circumstance, occurrence, effect, condition or state of facts shall be excluded only if it occurs after the date hereof and does not disproportionately affect the EIS Business as a whole relative to other companies operating in the EIS Business’ industry.

“Material Contract(s)” has the meaning set forth in Section 2.11(a).

“MCK Retained IP” has the meaning set forth in the Intellectual Property License Agreement.

“NDA” has the meaning set forth in Section 5.1.

“Net Working Capital” means the Current Assets minus the Current Liabilities of the Acquired Companies on a consolidated basis, calculated as a simple average of each such balance as of the end of each of the twelve (12) consecutive months ended immediately prior to the month in which the Closing occurs, as further adjusted taking into account the items set forth on Annex A-3 and calculated in accordance with the accounting methodologies used in the Financial Information and Annex A-3 hereto.

“Net Working Capital Deficiency” has the meaning set forth in Section 1.3(a).

“Net Working Capital Surplus” has the meaning set forth in Section 1.3(a).

“Notice of Disagreement” has the meaning set forth in Section 1.3(b).

“NWC Adjustment” has the meaning set forth in Section 1.3(a).

“Open Source Software” means any software or other material distributed as “free software,” “open source software” or under “copyleft” or other similar licensing or distribution

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terms or under any license approved by the Open Source Initiative as set forth at www.opensource.org, including the following licenses: GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU affero General Public License (AGPL), MIT License (MIT), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License.

“Order” means any writ, judgment, decision, decree, assessment, award, order, injunction, ruling or similar order of any federal, state or local court or Governmental Entity, in each case that is preliminary or final.

“Other EIS Assets” means all assets held by Seller Parent and its Affiliates primarily relating to the EIS Business, including the assets set forth on Schedule I of the Contribution Agreements, as the same shall exist as of the Closing.

“Outbound License Agreement” means any Contract pursuant to which any member of Seller Group has granted or agreed to grant to any third party any license or right to use or practice, or covenant not to assert or enforce, any EIS Owned Intellectual Property.

“Patents” means issued patents (including utility patents, plant patent, and design patents), patent applications, utility models and applications for utility models, and: (i) all divisionals, continuations and continuations-in-part, and foreign counterpart applications related to any of the foregoing, (ii) all patents issuing on any patent applications included in any of the foregoing, (iii) all reissues, reexaminations, extensions, divisions, renewals, provisionals, continued prosecution applications, requests for continued examination, and registrations of or to any of the foregoing, and (iv) all foreign counterparts related to any of the foregoing.

“Permits” means any consent, approval, authorization, license, franchise, certificate, certification, registration, qualification or permit of any Governmental Entity.

“Permitted Encumbrances” means (i) Encumbrances for Taxes that are being contested in good faith and for which appropriate reserves have been established in the Financial Information and other governmental charges and assessments that are not yet delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings; (ii) Encumbrances of landlords and liens of carriers, warehousemen, mechanics and materialmen arising in the ordinary course of business securing payments not yet due and payable; (iii) Encumbrances of record identified in any real property title reports which Encumbrances (x) are not for an ascertainable monetary value and (y) do not individually or in the aggregate materially affect the use of the properties or assets subject thereto or otherwise impair the business operations of the Acquired Companies thereat; (iv) present and future zoning, building codes and other applicable land use Law regulating the use or occupancy of the Leased Properties or the activities conducted thereon; (v) Encumbrances that will be released prior to or as of the Closing; (vi) Encumbrances arising under any applicable securities Laws; (vii) Encumbrances arising under any of the Transaction Documents; (viii) any nonexclusive licenses extended in the ordinary course of business; and (ix) Encumbrances identified in Section 2.11(a)(i) of the Seller Disclosure Schedule.

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“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity.

“Personal Information” means any information in any form or format that identifies or could reasonably be used to identify an individual (including but not limited to Protected Health Information and all financial, billing and medical information).

“Phase-Out Period” has the meaning set forth in Section 5.6(a).

“Post-Closing Adjustment” has the meaning set forth in Section 1.3(a).

“Post-Closing Covenants” has the meaning set forth in Section 8.1(a).

“Post-Closing Statement” has the meaning set forth in Section 1.3(a).

“Pre-Closing Tax Period” means any Taxable Period ending on or before the Closing Date.

“Privacy Commitments” has the meaning set forth in Section 2.17(a).

“Privacy Laws” means (x) Laws or standards imposed by self-regulatory organizations that apply to the processing of Personal Information and include (i) the Gramm-Leach-Bliley Act, 15 U.S.C. § 6801 et seq., (ii) HIPAA, HITECH and the HIPAA Rules, (iii) the Public Health Service Act, 42 U.S.C. §§ 290dd-3, 290dee-3, including 42 C.F.R. Part 2; (iv) provisions governing the “meaningful use” of electronic health records under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, including 42 C.F.R. Part 495; (v) the Payment Card Industry Data Security Standard (“PCI-DSS”) and all rules and operating regulations of the credit card associations (such as Visa, MasterCard, American Express or Discover Network); (vi) the Federal Trade Commission Act, 15 U.S.C. § 41, et seq.; (vii) the federal Telephone Consumer Protection Act; (viii) the Data Protection Directive 95/46/EC and ePrivacy Directive 2002/58/EC as implemented by countries within the European Economic Area; and each of (i) through (viii) as amended from time to time; (y) all implementing regulations, regulatory guidance and requirements and contractual requirements relating to privacy and data security pursuant to all such Applicable Laws, each as amended from time to time, and (z) all other comparable foreign, federal, state and local Laws, each as amended from time to time, for any of the foregoing.

“Privacy Policies” has the meaning set forth in Section 2.17(b).

“Property Taxes” has the meaning set forth in Section 5.4(b).

“Protected Health Information” has the meaning given to it under HIPAA (45 C.F.R. § 160.103) and includes electronic protected health information.

“Purchase Price” has the meaning set forth in Section 1.2(a).

“Purchased Assets” has the meaning set forth in Section 1.1(a).

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“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Designees” has the meaning set forth in Section 10.1.

“Purchaser 401(k) Plan” has the meaning set forth in Section 5.3(d).

“Purchaser Indemnitees” has the meaning set forth in Section 8.2(a).

“Purchaser Material Adverse Effect” means any change, condition, event, effect, or occurrence that has a material adverse effect on the ability of Purchaser (or any Purchaser Designees, if any) to consummate the Transactions.

“Purchaser Plans” has the meaning set forth in Section 5.3(c).

“Purchaser Target Adjustments” has the meaning set forth in Section 1.2(e).

“Refund” has the meaning set forth in Section 5.4(d).

“Registered Intellectual Property” means all Intellectual Property Rights included in the EIS Owned Intellectual Property that are registered or the subject of an application filed with a Governmental Entity. The Registered Intellectual Property excludes the Seller-Retained Trademarks.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the U.S. Department of Treasury with respect to the Code or other federal tax statutes.

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, employees, counsel, advisors, auditors, agents, consultants, bankers and other representatives.

“Restricted Activities” means the engagement, directly or indirectly, in a Competing Business in the Restricted Territories after the Closing Date.

“Restricted Territories” means the United States and Canada.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Accounts” has the meaning set forth in Section 1.2(d).

“Seller Disclosure Schedule” has the meaning set forth in the introduction to ARTICLE II.

“Seller Employee Plan” has the meaning set forth in Section 2.7(a).

“Seller Group” has the meaning set forth in the Preamble.

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“Seller Indemnitees” has the meaning set forth in Section 8.2(b).

“Seller Notice Period” has the meaning set forth in Section 1.3(b).

“Seller Parent” has the meaning set forth in the Preamble.

“Seller-Retained Trademarks” means any Domain Names, Trademarks and other names (i) used or held for use by any member of Seller Group in its respective businesses (other than the EIS Business), including “McKesson” even if used in connection with any Trademarks included in the Purchased Assets or the EIS Business or the Company Offerings, or (ii) that incorporate Seller Parent’s brand name, including the word “McKesson” and any Trademarks related to or confusingly similar with Seller Parent’s brand name, whether or not used or held for use by the EIS Business or used in combination or connection with the Purchased Assets, the EIS Business or the Company Offerings.

“Seller Transaction Expenses” means the aggregate amount payable by the Acquired Companies in investigating, pursuing or consummating the Transactions in respect of: (i) all legal, accounting, tax, financial advisory, consulting, investment banking, brokerage and other third-party costs, fees and expenses incurred; (ii) all sale, “stay-around,” retention, change of control, severance or similar bonuses or amounts that will or may become payable in connection with or as a result of the consummation of the Transactions (for the avoidance of doubt, excluding the Assumed Retention Bonuses and the Severance Obligations); and (iii) the employer portion of employment Taxes payable in connection with the payments described in clause (ii). For the avoidance of doubt, expenses incurred by any member of Seller Group for which Purchaser would not become directly or indirectly liable shall not be treated as Seller’s Transaction Expenses.

“Sellers” has the meaning set forth in the Recitals.

“Severance Obligations” means the severance that is or may become due and payable to current and former EIS Employees in each case up to the amounts set forth on Section 5.3(e) of the Seller Disclosure Schedule.

“Significant Business Partners” has the meaning set forth in Section 2.19.

“Software” means all (i) computer programs and other software, including firmware and microcode, and including software implementations of algorithms, software models and software methodologies, whether in source code, object code or other form, including software libraries, subroutines and other components thereof; (ii) computerized Databases and other computerized compilations and collections of data or information, including all data and information included in such Databases, compilations or collections; (iii) user interfaces, command structures, report formats, templates, menus, buttons and icons, in each case, relating to computer programs and other software; (iv) flow charts, architectures, development tools and other materials used to design, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

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“Straddle Period” means any Taxable Period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” of Seller Parent, Purchaser or any other Person means any Person of which Seller Parent, Purchaser or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, fifty percent (50%) or more of the share capital or other equity interests that are generally entitled to vote for the election of the board of directors or other governing body of such Person, or (ii) has the contractual or other power to designate a majority of the board of directors or other governing body (and, where the context permits, includes any predecessor of such an entity); provided, that (a) neither Change Healthcare nor any of its Subsidiaries or Affiliates shall be a Subsidiary of any member of Seller Group or their Affiliates and (b) following the Closing, the Acquired Companies shall be the Subsidiaries of Purchaser and shall not be Subsidiaries of any member of Seller Group or their Affiliates.

“Target Business” has the meaning set forth in Section 5.8(a)(i)(C).

“Target Net Working Capital” means the Current Assets minus the Current Liabilities of the Acquired Companies on a consolidated basis, calculated as a simple average of each such balance as of the end of each of the twelve (12) consecutive months ended July 31, 2017, as further adjusted taking into account the items set forth on Annex A-3 and calculated in accordance with the accounting methodologies used in the Financial Information and Annex A-3 hereto.

“Tax” or “Taxes” means all direct and indirect statutory, governmental, federal, provincial, state, local, municipal, non-U.S. and other net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security, employee-related social charges or contributions, excise, severance, escheat or unclaimed property, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, contributions, rates, levies or assessments imposed by a Governmental Entity, together with any interest and any penalties, or additions to tax imposed with respect thereto.

“Tax Indemnification Event” has the meaning set forth in Section 8.4(b).

“Tax Indemnitee” means, with respect to an indemnification obligation or payment with respect to Taxes under Section 8.2(a)(iii) or Section 8.2(a)(viii) or with respect to Transfer Taxes for which Seller Parent is responsible under Section 5.4(c), the Purchaser and, with respect to an indemnification obligation or payment with respect to Taxes under Section 8.2(b)(iii) or Section 8.2(b)(iv) or with respect to Transfer Taxes for which Purchaser is responsible under Section 5.4(c), Seller Parent (together with, in each case, any Affiliate thereof or any consolidated, affiliated, combined or unitary tax group of which Seller Parent or the Purchaser, as the case may be, is a member) and, for purposes of Section 8.4(b), a potential indemnification obligation or payment will be deemed to be an actual indemnification obligation or payment.

“Tax Indemnitor” means, with respect to an indemnification obligation or payment with respect to Taxes under Section 8.2(a)(iii) or Section 8.2(a)(viii) or with respect to Transfer Taxes

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for which Seller Parent is responsible under Section 5.4(c), Seller Parent and, with respect to an indemnification obligation or payment with respect to Taxes under Section 8.2(b)(iii) or Section 8.2(b)(iv) or with respect to Transfer Taxes for which Purchaser is responsible under Section 5.4(c), the Purchaser and, for purposes of Section 8.4(b), a potential indemnification obligation or payment will be deemed to be an actual indemnification obligation or payment.

“Taxable Period” means a taxable year or any other period of time which forms the basis on which any periodic liability for Tax is determined under any applicable statute, rule or regulation.

“Tax Return” means any return, report, and forms required to be filed with a Governmental Entity under applicable Law with respect to Taxes, including any amendments thereof, and schedules and attachments thereto.

“Taxing Authority” means any Governmental Entity having authority with respect to Taxes.

“Technology” means any and all (i) technology, formulae, algorithms, procedures, processes, methods, techniques, ideas, creations, know-how, inventions, discoveries, APIs, apparatus, diagrams, logos, marks, network configurations and architectures, proprietary information, protocols, Software, URLs, web sites, social media accounts, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, supplier and other information and materials; (iii) specifications, designs, models, devices, prototypes, schematics, and tangible development tools; (iv) Works of Authorship; (v) Databases; (vi) Trade Secrets; and (vii) tangible embodiments of any of the foregoing, in any form or media, whether or not specifically listed herein.

“Termination Date” has the meaning set forth in Section 9.1(b).

“Third-Party Claim” has the meaning set forth in Section 8.3(a).

“Time-Off Benefits” has the meaning set forth in Section 5.3(c).

“Trade Secrets” means information that (i) derive independent economic value, actual or potential, from not being generally known to or readily ascertainable through appropriate means by other persons who can obtain economic value from its disclosure or use and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy, which includes but is not limited to, proprietary information, know how, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists.

“Trademarks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, slogans, Domain Names, and brand names, and product and technology designations, or any other indicator of source or origin, together with all goodwill associated with any of the foregoing, and any and all common law rights, registrations, and applications therefor.

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“Transaction Documents” means this Agreement, the Seller Disclosure Schedule, the Transition Services Agreements, the Intellectual Property Assignment, the Confidentiality Agreement, the Intellectual Property License Agreement, the Contribution Agreements and each of the other agreements, certificates, documents and instruments contemplated hereby and thereby to be entered into or delivered in connection with the Transactions, including all Annexes, Schedules and Exhibits hereto and thereto.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer Taxes” means any transfer, documentary, real estate transfer, sales, use, stamp, duty, and other similar Taxes (including any penalties and interest) incurred or that may be payable in connection with the transfer of the U.S. Acquired Company Equity and the Canada Acquired Company Equity pursuant to this Agreement; provided, however, Transfer Taxes will not include value added tax.

“Transferred Domestic Intellectual Property” means the Technology and Intellectual Property Rights owned by Seller Parent set forth on Section 1.01(b) of the Seller Disclosure Schedule, as the same shall exist as of the Closing.

“Transferred Intellectual Property” means the EIS Owned Intellectual Property (excluding Seller-Retained Trademarks) and the EIS Licensed Intellectual Property.

“Transition Services Agreements” means the agreements in substantially the form attached hereto as Exhibit B.

“U.S. Acquired Company” has the meaning set forth in the recitals.

“U.S. Acquired Company Equity” has the meaning set forth in the recitals.

“U.S. Seller” has the meaning set forth in the recitals.

“WARN Act” has the meaning set forth in Section 2.8(f).

“Works of Authorship” means Software, documentation, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, mask works, and other works of authorship and copyrightable subject matter.

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